SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                    Rule 13-3 Transaction Statement
  (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                            Amendment No. 1
 DECADE'S MONTHLY INCOME & APPRECIATION FUND -- A LIMITED PARTNERSHIP
 ____________________________________________________________________
                         (Name of the Issuer)
 DECADE'S MONTHLY INCOME & APPRECIATION FUND -- A LIMITED PARTNERSHIP
 ____________________________________________________________________
                   (Name of Person Filing Statement)
                     Limited Partnership Interests
                    _______________________________
                    (Title of Class of Securities)
                                 None
                                _______
                 (CUSIP Number of Class of Securities)
                          Jeffrey Keierleber
                         c/o Decade Companies
  Decade's Monthly Income & Appreciation Fund--A Limited Partnership
                   250 Patrick Boulevard, Suite 140
                   Brookfield, Wisconsin  53045-5864
                            with copies to
                       Conrad G. Goodkind, Esq.
                            Quarles & Brady
                        411 E. Wisconsin Avenue
                   Milwaukee, Wisconsin  53202-4497

   (Names, Addresses and Telephone Numbers of Persons Authorized to
                  Receive Notices and Communications
                on Behalf of Person Filing Statement.)
   This Statement is filed in connection with (check the appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or
          Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [  ]  The filing of a registration statement under the Securities
          Act of 1933.
c.  [X]   A tender offer.
d.  [  ]  None of the above.
Check the following box if the soliciting materials or information
statement referred to are preliminary copies:      [  ]

     This Rule 13e-3 Transaction Statement Amendment No. 1 (the "Statement") relates to an issuer tender offer by Decade's Monthly Income & Appreciation Fund -- a Limited Partnership (the "Partnership") to purchase outstanding limited partnership interests (the "Interests") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 1995 (including the annexes thereto, the "Offer to Purchase"), and in the related Letter of Acceptance (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. This Statement is being filed by the Partnership. Capitalized terms used in this Statement and not defined herein shall have the meanings set forth in the Offer to Purchase.

     Concurrently with the filing of this Statement, the Partnership is filing with the Securities and Exchange Commission, Amnedment No. 1 to a Schedule 13E-4 Issuer Tender Offer Statement. A copy of the Offer to Purchase is attached as Exhibit 1 thereto. The information contained in the Offer to Purchase is incorporated by reference in answer to the items of this Statement and the Cross Reference Sheet set forth below shows the location in the Offer to Purchase of the information required to be included in response to the items of this Statement. The information contained in the Offer to Purchase, including all exhibits and annexes thereto, is hereby expressly incorporated by reference and the responses to each item herein are qualified in their entirety by reference to the information contained in the Offer to Purchase and the exhibits and annexes thereto.

                         CROSS REFERENCE SHEET
          (Pursuant to General Instruction to Schedule 13E-3)



Item of                            Location in Offer to Repurchase
Schedule 13E-3                     (for incorporation by reference)

Item 1.        Issuer and Class of Security Subject to the
Transaction.

(a)       "The Partnership--Background of the Partnership."

(b)       "The Partnership--Background of the Partnership."

(c)       "Lack of Market and Distributions."

(d)       "Lack of Market and Distributions."

(e)       Not Applicable.

(f)       Not Applicable.

Item 2.        Identity and Background.

This Schedule 13E-3 is being filed only by the Partnership, the issuer of the class of securities which is the subject of this Rule 13e-3 transaction.

(a)-(d)        "The Partnership--Background of the Partnership."

(e)-(f) During the past five years, neither the Partnership nor any of the persons enumerated in General Instruction C to Schedule 13E-3 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(g) All relevant persons are citizens of the United States of America.

Item 3.        Past Contacts, Transactions or Negotiations.

(a) Not Applicable as the Schedule is being filed by the issuer alone.

(b)       "The Partnership--Interests of Certain Persons in the
Offer."


Item 4.        Terms of the Transaction.

(a)       "The Offer."

(b)       "The Offer--Proration Rights."

Item 5.        Plans or Proposals of the Issuer or Affiliate.

(a)-(g) "The Partnership--Certain Effects of the Offer;" "The Partnership--Conduct of the Partnership After the Offer."


Item 6.        Source and Amount of Funds or Other Consideration.

(a)-(d)        "Financing the Offer."


Item 7.        Purposes, Alternatives, Reasons and Effects.

(a)-(c)        "The Partnership--Background for the Offer."

(d)       "The Partnership--Certain Effects of the Offer."

Item 8.        Fairness of the Transaction.

(a)-(f)        "The Partnership--Determination of the Offer Price."

Item 9.        Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c)        "The Partnership--November 1994 Appraisal of The
               Meadows I;" "The Partnership--Opinion of The Valuations
               Group."

Item 10.  Interest in Securities of the Issuer.

(a)-(b)        "Security Ownership."

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

          "The Partnership--Interests of Certain Persons in the
Offer."

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a)       "The Partnership--Interests of Certain Persons in the
Offer."

(b)       "Security Ownership;" "The Offer."

Item 13.  Other Provisions of the Transaction.


(a)       "The Offer."

(b)-(c)        Not Applicable.

Item 14.  Financial Information.

(a)       "Financial Statements."

(b)       "Pro Forma Financial Data."

Item 15.  Persons and Assets Employed, Retained or Utilized.

(a)-(b)        "The Offer;" "Financing the Offer--Estimated Costs and
               Fees."

Item 16.  Additional Information.

          The Offer, the Annex and Exhibits attached hereto.

Item 17.  Material to be filed as Exhibits

(a)       Not Applicable

                                                            Page Number is
                                                            Sequentially
                                                            Numbered in
                                                            Amendment No.
                                                            1 to Schedule

(b)  (1)  Fairness opinion of The Valuations Group
          (attached as Annex B to the Offer to
          Purchase).

     (2)  Appraisal of The Meadows I, Report Letter         *
          dated November 18, 1994, of T.M. Warner MAI,
          SRA.

     (3) Analysis of The Valuations Group forwarded to the Partnership supporting fairness opinion.

(c)       Not Applicable.

(d)  (1)  Offer To Purchase, dated November 21, 1995.

     (2)  Letter of Acceptance.

     (3)  Cover letter to Limited Partners

(e)       Not Applicable.

(f)       Not Applicable.

*Previously Filed
                              SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  November 21, 1995.



                              DECADE'S MONTHLY INCOME & APPRECIATION
                              FUND -- A LIMITED PARTNERSHIP



                              BY:   /s/Jeffrey Keierleber
                                        Jeffrey Keierleber, General
                                        Partner of Decade Companies,
                                        General Partner of the
                                        Partnership

                    Offer to Purchase Interests of
  Decade's Monthly Income & Appreciation Fund--A Limited Partnership
              For Cash Consideration of $800 Per Interest



 This offer, the proration period and withdrawal rights will expire at 12:00 midnight, Milwaukee time, on December 21, 1995, unless extended.



     Decade's Monthly Income & Appreciation Fund--A Limited Partnership (the "Partnership") invites its Limited Partners to tender limited partnership interests (the "Interests") in the Partnership for the cash purchase price of $800 per Interest upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Acceptance (which together constitute the "Offer"). All Interests properly tendered and not withdrawn will be purchased for $800 per Interest, net to the seller in cash, upon the terms and subject to the conditions of the Offer. While this is an Offer for all Interests, in the event that more than 1,313 Interests are tendered and the Partnership determines not to, or is unable to, borrow additional funds upon acceptable terms, the tendered Interests will be prorated for payment. See "The Offer." If the Partnership obtains financing to purchase additional Interests, the Partnership will prepare and disseminate supplemental material on the financing terms and, if required, will extend the December 21, 1995 expiration date. This Offer is not conditioned on any minimum number of Interests being tendered, but is subject to the proration rights described herein.

      In deciding whether to tender Interests, a Limited Partner should evaluate and consider the risks associated with tendering all or part of the Interests and the risks associated with continuing to hold all or part of the Interests.

          The $800 Offer Price is below the September 30, 1995, $859 net asset value per Interest as determined by The Valuation Group. Such net asset value does not include the costs of liquidating and winding up the Partnership, completing its required filings, or the costs of conducting the Offer, but does include the Partnership's share of proceeds from settling a lawsuit. See "The Partnership - Background of the Partnership."

          Selecting the Offer Price necessarily involved a conflict of interest as the Partnership and non-tendering Limited
          Partners would prefer a lower price and the tendering
          Limited Partners would prefer a higher price.

          If there are fewer than 300 remaining Limited Partners after completion of the this Offer, the Partnership intends to terminate the registration of Interests under the Securities Exchange Act of 1934, which will result in Limited Partners receiving less information than if the registration continued.

          When the Partnership was originally formed, the General Partner originally intended to sell the Partnership's property within seven to nine years after the Partnership's acquisition, which would be in approximately one to three years after the date of the Offer. The General Partner now believes the Partnership may have to retain the property for an additional period of time in order to maximize the potential profits. See "The Partnership -- Background of the Offer," "The Partnership -- Certain Effects of the Offer" and "The Partnership -- Conduct of the Partnership After the Offer."

          The General Partner has decided to use the proceeds of the settlement to fund this Offer rather than distribute to Limited Partners.

     Neither the Partnership nor Decade Companies, its General Partner, makes any recommendation to any Limited Partner as to whether to tender or refrain from tendering Interests and no person has been authorized to make any recommendation on behalf of the Partnership as to whether Limited Partners should tender or refrain from tendering Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained in this Offer. If given or made, such recommendation, information or representation must not be relied upon as having been authorized by the Partnership.

     Limited Partners desiring to tender all or, subject to the terms discussed herein, any portion of their Interests should complete and sign the Letter of Acceptance, or a facsimile copy thereof, in accordance with the instructions in the Letter of Acceptance, and mail or deliver it along with any other required documents to the Partnership. A Limited Partner having Interests registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee and have such holder complete the Letter of Acceptance if such Limited Partner desires to tender such Interests.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES ADMINISTRATOR OF ANY STATE, NOR HAS THE COMMISSION OR SUCH ADMINISTRATOR PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

       The date of this Offer to Purchase is November 21, 1995.

                            OFFER TO PURCHASE

                            TABLE OF CONTENTS
                                                                    Page
SUMMARY OF CERTAIN INFORMATION  . . . . . . . . . . . . . . . . . .    1

THE PARTNERSHIP . . . . . . . . . . . . . . . . . . . . . . . . . .    3
     Background of the Partnership  . . . . . . . . . . . . . . . .    3
     Background of the Offer  . . . . . . . . . . . . . . . . . . .    3
     Determination of the Offer Price . . . . . . . . . . . . . . .    4
     November 1994 Appraisal of The Meadows I . . . . . . . . . . .    5
     Opinion of The Valuations Group  . . . . . . . . . . . . . . .    6
     Interests of Certain Persons in the Offer  . . . . . . . . . .    8
     Certain Effects of the Offer . . . . . . . . . . . . . . . . .    8
     Conduct of the Partnership After the Offer . . . . . . . . . .    9
     Certain Federal Income Tax Consequences of the Offer . . . . .    9
     Accounting Treatment . . . . . . . . . . . . . . . . . . . . .   13
     Regulatory Matters . . . . . . . . . . . . . . . . . . . . . .   13

THE OFFER . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
     Proration  . . . . . . . . . . . . . . . . . . . . . . . . . .   14
     Procedures for Tendering Interests . . . . . . . . . . . . . .   14
     Signature Guarantees and Method of Delivery  . . . . . . . . .   15
          Withdrawal Rights.    . . . . . . . . . . . . . . . . . .   15
     Certain Conditions . . . . . . . . . . . . . . . . . . . . . .   16
     Estimated Costs and Fees . . . . . . . . . . . . . . . . . . .   17

FINANCING THE OFFER . . . . . . . . . . . . . . . . . . . . . . . .   18
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
     Bank Financing . . . . . . . . . . . . . . . . . . . . . . . .   18

DESCRIPTION OF THE LIMITED PARTNERSHIP INTERESTS  . . . . . . . . .   18

BUSINESS OF THE PARTNERSHIP . . . . . . . . . . . . . . . . . . . .   18

LACK OF MARKET AND DISTRIBUTIONS  . . . . . . . . . . . . . . . . .   20

SECURITY OWNERSHIP OF THE GENERAL PARTNER . . . . . . . . . . . . .   21

SUMMARY HISTORICAL FINANCIAL INFORMATION  . . . . . . . . . . . . .   22

PRO FORMA FINANCIAL DATA  . . . . . . . . . . . . . . . . . . . . .   23

Notes to Pro Forma Financial Statements
December 31, 1994 and September 30, 1995  . . . . . . . . . . . . .   30

INDEPENDENT AUDITORS  . . . . . . . . . . . . . . . . . . . . . . .   31

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . .   31

INDEX TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . .   32

                    SUMMARY OF CERTAIN INFORMATION

     The following is a summary of certain information contained elsewhere in this Offer. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Offer and the Annex and Exhibits hereto. Capitalized terms used but not defined in this Summary are defined elsewhere in this Offer. Limited Partners are urged to read this Offer to Purchase and the Annex and Exhibits in their entirety.

                               The Offer

Offeror . . . . . . . . . . . . .   The Partnership, a Wisconsin
                                    limited partnership, invites all
                                    of its Limited Partners to tender
                                    their Interests upon the terms and
                                    subject to the conditions of this
                                    Offer.  See "The Partnership--
                                    Background of the Partnership."

Offer Price . . . . . . . . . . .   $800 Per Limited Partnership
                                    Interest.  See "The Partnership--
                                    Determination of the Offer Price."

Offer Expiration Date . . . . . .   December 21, 1995, unless extended
                                    by the Partnership.  See "The
                                    Offer."

Offer Conditions  . . . . . . . .   This Offer is for all Interests
                                    and subject to the terms and
                                    conditions of this Offer, the
                                    Partnership will purchase all of
                                    the Interests tendered and not
                                    withdrawn, provided, however, that
                                    if more than 1,313 Interests are
                                    tendered and the Partnership, in
                                    its sole discretion, determines
                                    not to, or is unable to, borrow
                                    additional funds upon acceptable
                                    terms, the Partnership will
                                    prorate the tendered Interests as
                                    set forth herein.  See "The Offer-
                                    -Certain Conditions" and
                                    "Financing The Offer."  If a
                                    Limited Partner tenders any
                                    Interests and owns Fractional
                                    Interests, an amount of Interests
                                    must be tendered such that a
                                    Limited Partner no longer owns any
                                    Fractional Interests.  If a
                                    Limited Partner tenders less than
                                    all of their Interests, a minimum
                                     of three (3) Interests must be
                                    retained.  See "The Offer."

Procedures to Tender Interests  .   A Limited Partner who desires to
                                    tender, subject to the terms and
                                    conditions herein, all or any
                                    portion of their Interests should
                                    complete and sign the Letter of
                                    Acceptance and mail or deliver it
                                    to the Partnership by the
                                    Expiration Date.  See "The Offer--
                                    Procedures for Tendering
                                    Interests."

Financing the Offer . . . . . . .   As of the date of this Offer, the
                                    Partnership has sufficient cash
                                    reserves to purchase 1,313
                                    Interests and may borrow
                                    additional funds to purchase
                                    additional Interests.  In case
                                    more than 1,313 Interests are
                                    tendered and the Partnership does
                                    not or is not able to arrange
                                    financing, tendered Interests will
                                    be prorated.  If the Partnership
                                    obtains financing to purchase
                                    additional Interests, the
                                    Partnership will prepare and
                                    disseminate supplemental material
                                    on the financing terms and may
                                    extend the December 21, 1995,
                                    expiration date.  See "Financing
                                    the Offer."


Proration Terms . . . . . . . . .   Upon the terms and subject to the
                                    conditions of the Offer, the
                                    Partnership will accept for
                                    purchase all Interests tendered by
                                    the Expiration Date, provided that
                                    if more than 1,313 Interests are
                                    tendered and the Partnership does
                                    not, or cannot, obtain additional
                                    financing, upon acceptable terms,
                                    to purchase such additional
                                    Interests, the Partnership will
                                    prorate purchases.  See "The
                                    Offer--Proration."  In the event
                                    of proration, the Partnership will
                                    first accept all of the tenders
                                    from Limited Partners who own less
                                    than 100 Interests and who tender
                                    all of their Interests by the
                                    Expiration Date.  If this amount
                                    is still in excess of 1,313 and
                                    the Partnership does not, or
                                    cannot, borrow additional funds to
                                    purchase Interests, the
                                    Partnership will prorate purchases
                                    based upon the ratio of the number
                                    of Interests tendered by each
                                    Limited Partner who tendered all
                                    of their Interests by the
                                    Expiration Date to the total
                                    number tendered by all Limited
                                    Partners who tender all of their
                                    Interests and own less than 100
                                    Interests by the Expiration Date.
                                    In prorating purchases, the
                                    General Partner intends to
                                    purchase an amount so that a
                                    Limited Partner after proration
                                    holds three or more Interests and
                                    no Fractional Interests.  After
                                    this category of tendering Limited
                                    Partners has been satisfied and if
                                    there are any funds to purchase
                                    any other Interests tendered, the
                                    Partnership will prorate purchases
                                    from Limited Partners who tendered
                                    some, but not all, of their
                                    Interests or who own more than
                                    100 Interests based upon the ratio of
                                    the number of Interests tendered
                                    by each Limited Partner to the
                                    total remaining number of
                                    Interests tendered, provided that
                                    the Partnership may round the
                                    prorated amount such that a
                                    Limited Partner after the Offer
                                    will hold at least three Interests
                                    and will not hold any Fractional
                                    Interests.  See "The Offer--
                                    Proration."

Certain Effects of the
  Repurchase Offer  . . . . . . .   As a result of the Offer,
                                    affiliates of the General Partner,
                                    and Limited Partners who do not
                                    tender their Interests, will
                                    acquire a greater share of the
                                    equity, profit, and losses of the
                                    Partnership, and Limited Partners
                                    who tender their Interests will no
                                    longer share in future earnings,
                                    distributions, or growth of the
                                    Partnership, if any.  Further, the
                                    Limited Partners who tender will
                                    no longer share in the risks
                                    associated with achieving such
                                    earnings or the potential to
                                    realize greater value for their
                                    Interests.  The General Partner
                                    and its affiliates may also
                                    benefit by receiving certain fees
                                    and distributions pursuant to the
                                    Partnership Agreement.  See "The
                                    Partnership--Interests of Certain
                                    Persons in the Offer," "The
                                    Partnership--Certain Effects of
                                    the Offer" and "The Partnership--
                                    Conduct of the Partnership After
                                    the Offer."

Opinion of Financial Advisor  . .   The Valuations Group has rendered
                                    a written opinion that, subject to
                                    the assumptions set forth therein,
                                    the Offer of $800 per Interest is
                                    fair to such holders.  The full
                                    text of the written opinion, dated
                                    as November 17, 1995, which sets
                                    forth the assumptions made,
                                    procedures followed, matters
                                    considered and limits of its
                                    review, is attached as Annex B.
                                    Holders of interests are urged to
                                    and should read such opinion in
                                    its entirety.  See "The
                                    Partnership--Opinion of The
                                    Valuations Group."

Federal Income Tax Consequences .   The receipt of cash for Interests,
                                    pursuant to the Offer will be a
                                    taxable transaction for federal
                                    income tax purposes under the
                                    Internal Revenue Code of 1986, as
                                    amended, and also may be a taxable
                                    transaction under applicable
                                    state, local, foreign and other
                                    tax laws.  See "The Partnership--
                                    Certain Federal Income Tax
                                    Consequences of the Offer."

Cash Distributions  . . . . . . .   The General Partner does not
                                    intend to make cash distributions
                                    to Limited Partners until the
                                    Offer has been consummated or
                                    terminated.  After the Offer has
                                    been consummated, the Partnership
                                    intends to make cash
                                    distributions, to the extent that
                                    cash is available, in accordance
                                    with the Partnership Agreement.
                                    See "The Partnership--Certain
                                    Effects of the Offer" and "The
                                    Partnership--Conduct of the
                                    Partnership After the Offer."

Questions . . . . . . . . . . . .   Questions and requests for
                                    assistance, or for additional
                                    copies of this Offer to Purchase,
                                    and the Letter of Acceptance, may
                                    be directed to the Partnership at
                                    its offices at 250 Patrick
                                    Boulevard, Suite 140, Brookfield,
                                    Wisconsin 53045-5864, telephone
                                    (414) 792-9200, facsimile (414)
                                    792-0808, Attention:  Michael
                                    Sweet.

                            THE PARTNERSHIP

     Decade's Monthly Income & Appreciation Fund -- a Limited Partnership (the"Partnership") invites its limited partners ("Limited Partners") to tender limited partnership interests ("Interests") at the net price of $800 per Interest (the "Offer Price"), to the tendering Limited Partner in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Acceptance (which together constitute the "Offer"). The $800 amount will be prorated in respect of fractional limited partnership interests ("Fractional Interests"). All references to Interests shall include Fractional Interests, unless the context otherwise requires.

     Neither the Partnership nor its General Partner makes any recommendation to any Limited Partner as to whether to tender or refrain from tendering Interests. Each Limited Partner, after evaluating and considering the risks associated with tendering or continuing to hold Interests, must make his or her own decision whether to tender Interests and, if so, how many Interests to tender.

Background of the Partnership

     The Partnership is a limited partnership formed under the Wisconsin Uniform Limited Partnership Act to invest in existing residential real properties and to make equity-participating and other loans on income-producing real properties that are secured by a first or junior mortgage liens. The general partner of the Partnership is Decade Companies, a Wisconsin general partnership, (hereafter "General Partner") of which Jeffrey Keierleber and Decade 80, Inc. are currently the general partners. Decade 80, Inc. is entirely owned by Jeffrey Keierleber. Prior to December, 1992, Harold Barian was also a general partner in Decade Companies. The principal office of the Partnership and Decade Companies is located at 250 Patrick Boulevard, Suite 140, Brookfield, Wisconsin 53045-5864, Telephone (414) 792-9200.

     In March, 1988, the Partnership began raising capital through sale of its Interests. In January, 1989, the Partnership used approximately $2.8 million of its funds to acquire The Meadows I Apartments ("The Meadows I"), an 88-unit residential apartment complex located in Madison, Wisconsin. Since January, 1989, the Partnership has been engaged solely in the business of owning and operating The Meadows I. See "Business of the Partnership."

     In 1989, the Partnership and a number of its affiliates brought a lawsuit against the Partnership's former attorneys and their malpractice insurance carrier seeking damages incurred as a result of certain acts and omissions that ultimately caused the Partnership to curtail its capital formation efforts and to undertake a rescission for all Interests purchased after December 7, 1988. In 1994, the parties agreed to settle the lawsuit and, in February, 1995, an allocation of settlement proceeds was stipulated to by all parties whereby $1,486,900 of a $5,750,000 settlement, exclusive of interest, was received by the Partnership in March, 1995.


      At the close of business on September 30, 1995, the Partnership's 4,751.16 Interests were held by 616 Limited Partners. See
"Description of the Limited Partnership Interests."


Background of the Offer

     In 1995, the Partnership received $1,486,900 as a settlement from the lawsuit against its former attorneys and their malpractice insurer. The settlement of the lawsuit created an opportunity for the Partnership, through its General Partner, to reassess its business options and to re-evaluate its future course action. The Partnership originally intended to acquire other residential or commercial properties in 1989 and 1990, in addition to The Meadows I, in an attempt to achieve diversification and thereby minimize the effect of changes on local economic conditions and certain other risks. The Partnership's original plan included the purchase of primarily residential properties in different geographic locations. Such diversification was not possible because of the limited funds realized from the original offering.

     Based upon conversations with Limited Partners and their representatives, the General Partner believes that there are certain Limited Partners who desire to sell their Interests immediately for cash in order to obtain liquidity and other Limited Partners who do not need or desire the liquidity and would prefer the opportunity to retain their Interests in order to benefit from any potential future capital appreciation that may be realized from continued operation and eventual sale of the Partnership's property or other properties to be acquired. The General Partner believes that the Limited Partners should be entitled to make a choice between immediate liquidity and continued ownership and, thus, believes that the Offer being made hereby accommodates the differing goals of both groups of Limited Partners.

     The General Partner considered the possibility of expanding existing real estate operations by seeking the acquisition of additional investment properties through leveraging the Partnership. Although the General Partner strongly favors the alternative of expanding real estate operations, it has determined to use Partnership existing cash reserves in this Offer to provide Limited Partners a choice. The General Partner may in the future reconsider the merits of expanding the Partnership's real estate operation. See "The Partnership--Conduct of the Partnership After the Offer."

     The General Partner also considered the advisability of a pro rata distribution of cash reserves, inclusive of the settlement proceeds. The General Partner does not believe that such an approach would be the best alternative. The General Partner had originally expected a much higher capitalization of the Partnership (up to $30 million) to justify the administrative overhead of the Partnership, including the costs of complying with the ongoing requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but due to the problems which gave rise to the lawsuit commenced in 1989, the Partnership raised only approximately $4.7 million of capital after the rescission offer. At the current $4.7 million level of capital, the General Partner believes it is a more efficient use of the Partnership's capital either to (i) terminate its public reporting requirements and continue to operate The Meadows I and possibly acquire other real estate properties and leverage the Partnership, or
(ii) sell the property at the prevailing market price, wind up the affairs of the Partnership, liquidate, and distribute the net sale proceeds and other assets. Based upon (i) its experience in real estate (ii) the long term historical increase in real estate values in the Madison, Wisconsin area, and (iii) the General Partner's perception that financial institutions are increasingly willing to lend to developers and real estate investors, which should result in an increase in selling prices for real estate properties, the General Partner believes the current value of The Meadows I is more likely than not to increase in the future, provided the Partnership holds the property for a period of time and, therefore, does not believe it is the optimal time to sell the property and liquidate the Partnership.

     The General Partner believes that continued ownership by the Partnership of its property is in the long-term best interests of those Limited Partners willing and able to maintain their investment in the Partnership. There can, of course, be no assurance that such appreciation will occur, or, if it does occur, that it will result in any specific level of return to the remaining Limited Partners.

     In determining to make the Offer, the General Partner also considered that the Partnership has held The Meadows I since 1989 and the General Partner originally intended to sell the property within seven to nine years after the Partnership's acquisition of its investment properties. However, the General Partner now believes the Partnership may be required to retain the property for a substantial additional period in order to maximize the potential profit on sale.

     Consequently, the General Partner decided the Partnership should undertake this Offer in order to permit the Limited Partners either to sell their Interests at a price determined to be fair by an independent third party, while offering other Limited Partners the option of holding their Interests subject to the potential of future gain or loss. Limited Partners who tender their shares pursuant to the Offer are, in effect, exchanging the certainty and liquidity of a current sale for the potentially higher return of continued ownership of their Interests, but the continued ownership of Interests also entails the risk of loss of all or a portion of the investment.

     Once the Offer is completed, and if the number of Limited Partners is reduced to less than 300, the Partnership will proceed with deregistration of the Interests under the Exchange Act in order to reduce the administrative overhead associated with compliance under the federal securities laws. See "The Partnership--Certain Effects of the Offer" and "The Partnership--Conduct of the Partnership After the Offer."

      Under the Amended and Restated Agreement of Limited Partnership, dated August 11, 1987 (the "Partnership Agreement,") the Limited Partners have the right upon a majority vote of the Interests to remove the General Partner and then designate a new General Partner, who would select an alternative other than this Offer. As of the date of this Offer, the General Partner is not aware of any efforts to remove the General Partner or seek a substitute.

Determination of the Offer Price

     The Offer Price represents the price at which the Partnership is willing to purchase Interests and was established after considering the factors described below. No Limited Partner approval is required or sought. No special committee of the Partnership or the Limited Partners has approved this Offer and no such special committee or independent person has been retained to act on behalf of the Partnership or the Limited Partners in connection with this Offer.
The General Partner is not aware of any other offers in the last three years, other than a purchase of two Interests for $230 per Interest in September, 1994. For the reasons set forth in this Offer, the General Partner believes $800 per Interest is fair to the Limited Partners. Limited Partners are urged to consider carefully all of the information contained in this Offer and to consult with their own advisors, including tax and financial advisors, in evaluating the terms of this Offer before deciding whether to tender their Interests.

     In making its determination as to fairness, the General Partner has considered the voluntary nature of the transaction, the competing interests of different groups of Limited Partners, and the current state of the real estate market in Madison, Wisconsin, and nationally. The General Partner also considered that the Interests are not traded on any registered securities exchange or on the NASDAQ over-the-counter market, and, to the knowledge of the General Partner, there is no market for such Interests, and none is expected to develop. Thus, in the absence of the Offer, Limited Partners desiring liquidity must seek a buyer for their Interests in negotiated transactions.

     The General Partner also determined that the liquidation value of the Partnership's property is uncertain at this time. During the past two years, the General Partner has not received any offers to purchase or exchange the Partnership's property (or expression of interests to such effect). Because there has been no offer for the Partnership's property, it is not possible precisely to determine what price a potential purchaser would be willing to pay for the Partnership's property.

     In selecting an Offer Price, the value of the Partnership's real property, The Meadows I, as determined by an appraisal was considered. The appraisal set the fair market value at $3,075,000 as of November 18, 1994. A copy of the appraisal report is included as Annex A and Limited Partners are urged to review the appraisal in its entirety. There can be no assurance that the property could be sold at this point, or in the future, for its November 1994 appraised value. It is possible that a sale at this time might yield a price which is either greater or lesser than the appraised amount. However, based upon (i) its experience in real estate, (ii) the long term historical increase in real estate value in The Meadows, (iii) the General Partner's perception that financial institutions are increasingly willing to lend to developers and real estate investors, which should result in the increased sales prices for real estate properties, the General Partner believes that the value of the Partnership's property is more likely than not to increase in the future, provided the Partnership holds the property for a period of time sufficient to permit a further strengthening in the real estate market in general and the Madison, Wisconsin metropolitan real estate market in particular.

     In October, 1995, The Valuations Group orally informed the General Partner that the Interests, utilizing various methods, could be valued from a range of $424 (under a fair market value method) to $859 (under a net asset value method) per Interest. Based upon all these factors, including, but not limited to, The Valuations Group analysis, the General Partner selected $800 per Interest as the Offer Price, which The Valuations Group opined would be fair, from a financial point of view, to such holders. At this price, and after considering the cash distributions (of between $250 and $333 per Interest that a holder, depending upon the date of purchasing the Interest) received and the tax losses previously allocated with respect to the Interests, a Limited Partner who tenders will receive more than their original price at which the Interests were sold by the Partnership.

     In determining the Offer Price, the General Partner has not derived a definitive calculation of the liquidation value per Interest. In selecting the Offer Price, the General Partner did consider that The Valuations Group derived a net asset value of $859 per Interest. The General Partner then projected that the costs of the Offer, the costs of liquidating the Partnership, the costs of the winding up offers and completing its filings to be approximately $55 per Interest. Furthermore, the General Partner believed it appropriate to reserve for estimated expenses and liabilities and the General Partner, after considering the most recent September 1994 purchase was for $230 an Interest, then selected an $800 Offer Price, which is the approximate net asset value after consideration of these factors.

November 1994 Appraisal of The Meadows I

     The appraisal of The Meadows I was performed by an independent appraiser, T.M. Warner, MAI, SRA. The appraiser was selected on the basis of his general qualifications and cost. Mr. Warner has previously performed similar services for other partnerships sponsored by the General Partner and affiliates. However, there is no material relationship between (i) the appraiser, his affiliates and representatives, and (ii) the Partnership or its General Partner or affiliates. No limitations were imposed on the scope of the investigation of the appraiser. The report letter of the appraiser is set forth in Annex A. Mr. Warner, MAI, SRA appraised the property at $3,075,000 as of November 18, 1994.

     In preparing the appraisal, T.M. Warner utilized three basic techniques for estimating market value: cost, income, and market data (or direct sales comparison). These approaches were then reconciled to a final estimate of value. The cost technique is based on the proposition that an informed purchaser would pay no more than the cost of producing a substitute property with the same utility as the subject property. This technique calls for comparison, weighing and relating sales data to the land and property (including improvements) being appraised. Greatest weight is placed on actual sales of similar properties made at times concurrent with the date of the appraisal and under comparable conditions. Whenever pertinent, consideration was given to prices asked by owners and offers made by prospective purchasers willing to buy. See the Appraisal report, which is Exhibit A, for additional details. The income technique converts anticipated benefits to be derived from the ownership of property into a value estimate. Anticipated future income and/or reversions are discounted to a present worth figure through the capitalization process. This approach is based upon the underlying premise that income producing real estate is typically purchased as an investment, and from the investor's point of view earning power is the critical element affecting property value. An investor who purchases income producing real estate is essentially trading present dollars for the right to receive future dollars. This approach focuses on how change affects the value of income producing properties. The income capitalization approach provides a value indication by converting these anticipated future benefits and the various accompanying changes into a current value. This conversion process can be accomplished by either direct or yield capitalization methods. The market data or direct sales comparison technique estimates value based on comparison to prices paid in actual market transactions for similar properties. The Appraisal report contains additional information on properties which were determined to be comparable. Utilizing these techniques, the appraiser concluded $3,075,000 was the fair value. There can be no assurances that The Meadows I will sell for an amount equal to, or greater than, the appraised amount.

Opinion of The Valuations Group

     In October, 1995, the Partnership retained The Valuations Group to provide an opinion in connection with the fairness of the Offer Price. The Partnership selected The Valuations Group for its familiarity and experience with valuing limited partnership interests, its independence from the Partnership and the price and scheduling terms on which it agreed to perform its services. The Partnership placed no limits on the scope of analysis and investigation and no deadline was set by which it had to complete its analysis. In October, 1995, the Partnership was orally informed, and on November 17, 1995, it confirmed in writing, that in the opinion of the Valuations Group, an Offer Price of $800 per Interest was fair to holders from a financial point of view. The Valuations Group's opinion is not required to be updated after the date of this Offer so as to take account of material developments, if any, which may thereafter occur or may come to its attention. A copy of the written opinion dated as of November 17, 1995, is attached hereto as Annex B. Limited Partners are urged to read this opinion in its entirety.

     In rendering its opinion, The Valuations Group relied, in part, without independent verification, on the accuracy and completeness of information provided to it by the Partnership, including its recent filings with the Securities and Exchange Commission and the November 1994 appraisal report. The Valuations Group did not make or obtain appraisals of the Partnership's assets, but relied upon the November 1994 appraisal of The Meadows I and did not solicit third parties who might be interested in acquiring all or a part of the Partnership or the property. See "The Partnership--November 1994 Appraisal of The Meadows I." The Valuations Group reviewed the key assumptions of the appraiser and believes the assumptions and the resulting conclusion to be both reasonable and adequately documented.

     In reaching its conclusions as to the fairness of the Offer, The Valuations Group utilized a variety of valuation techniques and performed a number of analyses, a summary of which is set forth below. In forming its opinion, The Valuations Group has reviewed the Partnership's recent Securities and Exchange Commission filings and data published in real estate industry publications. In August, 1995 for a client unrelated to the Partnership, The Valuations Group concluded $415 was the fair market value for an Interest. The Valuations Group has informed the Partnership that in deriving this $415 August 1995 fair market value for an unrelated client, it used a similar methodology as described below, but the information was based upon June 30, 1995 Partnership data and was not an opinion in connection with a transaction, but only an estimate of the fair market value for an Interest in the Partnership.

     The principal methods, techniques and their outcomes supporting the opinion are summarized in the following paragraphs.

     As part of its review, The Valuations Group sought information about recent sales of the Interests. The Valuations Group, based upon information from the General Partner and its own research, is only aware of one sale of the Interests, which occurred in September, 1994 for $230 per Interest for two Interests. The Offer Price is approximately 247% in excess of such price.

     As part of its analysis in support of its opinion, The Valuations Group derived an estimate of the Partnership's net asset value per Interest. This estimate, which The Valuations Group believes to be reasonable based on its analysis of Partnership information, represents the dollar amount in cash which could be available for distribution to the Partnership's Limited Partners, stated on a per Interest basis, if the Partnership's sole property were sold at its appraised value and its then outstanding liabilities were satisfied as of September 30, 1995. Net asset value per Interest is equal to appraised value (e.g., $3,075,000) less selling costs plus net other assets and liabilities (e.g., cash, receivables, less payables). This amount does not consider costs of liquidating the Partnership, completing all of the filings required with the Securities and Exchange Commission or other agencies, or the costs of conducting this Offer. Based upon its analysis, The Valuations Group derived a net asset value of $859 per Interest. The Offer Price, which does consider the costs of liquidating the Partnership (and other related costs) and the costs of this Offer, is a 6.8% discount to this derived net asset value.

     As an additional part of its review, The Valuations Group also analyzed recent trading prices for limited partnership interests trading on the limited partnership secondary market. These transactions typically occur at prices which are substantially discounted to the partnership's net asset value. A recent study, conducted by Partnership Profiles (Dallas, TX) and reported in the June 1995 issue of the Partnership Spectrum, found average discounts for 32 non-distributing equity limited partnerships ranging from 40% to 86% of partnership's net asset values, with an average discount of 64%. These 32 partnerships and their discounts are: Angeles Partners IX (78%), Angeles Partners XII (81%), Beverly Hills Medical Office (66%), Copley Realty Income 2 (40%), Davidson Diversified R.E. III (86%), First Capital Income Props. XI (62%), First Capital Income/Growth XII (60%), HCW Pension Real Estate (67%), Hotel Properties LP (64%), Hutton/ConAm Realty 4 (42%), Hutton/GSH Commercial Props. I (65%), Hutton/GSH Commercial Props. 4 (59%), JMB Income Properties IV (66%), JMB Income Properties IX (56%), JMB Income Properties V (65%), JMB Income Properties VIII (56%), Manhattan Beach Hotel Partners (53%), Mid-Atlantic Centers LP (64%), PaineWebber Equity Partners I (61%), PaineWebber Income Props. 4 (80%), PaineWebber Income Props. 5 (68%), PaineWebber Income Props. 7 (78%), PaineWebber Income Props. 8 (81%), PaineWebber Growth Partners III (71%), Pru-Bache/A.G. Spanos Realty I (52%), Scottsdale Land Trust (56%), Shelter Properties I (64%), Shelter Properties III (64%), Shelter Properties IV (60%), Shelter Properties VI (57%), Shopco Regional Malls, L.P. (62%), and Stamford Towers LP (69%). Based upon this method and applying a 64% discount to The Valuations Group's derived net asset value of for the Partnership, The Valuations Group estimated a trading market value of $309 per Interest.

     As part of its review, The Valuations Group also estimated a value for the Interests based upon multiples of past cash flow. According to the July 1995 Partnership Profiles study, the average trading prices during the 60-day period ended May 31, 1995, for partnerships which own residential real estate (multi-family, senior housing, and mobile home) to each respective partnership's 1994 cash flow ranged from a low multiplier of 4.8 to a high multiplier of 20, with an average multiplier of 9.0. The partnerships and the cash flow multiplier reported were: American Retirement Villas I (10.3x), American Retirement Villas II (12.9x), Balcor Current Income - 87 (8.3x), Balcor Equity Properties - XVIII (7.1x), Balcor Realty Investors - 82 (8.8x), Balcor Realty Investors - 83 (9.0x), Balcor Realty Investors 85-I (9.3x), Century HillCreste Apt. Investors (8.8x), Hutton/ConAm Realty 81 (8.9x), Hutton/ConAm Realty 2 (11.1x), Hutton/ConAm Realty 3 (7.9x), Hutton/ConAm Realty 5 (10.7x), IDS/Balcor Income Partners (9.2x), PaineWebber Indep. Living Mtg. I (10.2x), PaineWebber Indep. Living Mtg. II (8.9x), Pru-Bache/A.G. Spanos Genesis Inc. I (12.8x), Senior Income Fund (9.5x), Uniprop MHC Income Fund (10.4x), Uniprop MHC Income II (9.8x), Windsor Park Props. 4 (11.2x), and Windsor Park Props 6 (10.3x). Based upon this method and the average reported cash flow multiplier of 9.0x and the Partnership's estimated cash flow, The Valuations Group estimated a value of $202 per Interest. The Partnership Profiles article was part of the information considered by The Valuations Group. Partnership Profiles did not express an opinion on the value of the Interests, nor has it given its approval or endorsement of The Valuation Group's opinion, and it was not asked to do either.

     The Valuations Group also considered that fractional, non-controlling interests in limited partnerships typically trade at discounts to the partnership's net asset value and has prepared a report based upon its own methodology. These discounts are often substantial and reflect investor preferences for a partnership's unique investment characteristics. The Valuations Group has applied discounts and premiums to net asset value based upon internally derived, weightings which represent The Valuations Group's subjective judgment as to the relative influence of a number of key factors on the value of a non-controlling, minority interest in the Partnership. These relative influences are reflected as additions to or subtractions from net asset value and are expressed as premiums or discounts applied thereto. In deriving the applicable discount for a non-controlling, minority interest in the Partnership, The Valuations Group considered the following factors: secondary market liquidity and investment control, cash flow and distributions, asset type and quality, management capabilities and fee structure, market capitalization, portfolio diversification, capital structure (debt vs. equity), liquidation time horizon, goodwill, recent historical performance, and analytical complexity. Factors which figured most prominently in deriving the discount appropriate to estimate the price for a non-controlling interest in the Partnership where (i) the absence of meaningful trading activity for Interests in the Partnership; (ii) lack of current distributions; (iii) the recent weakening of Partnership operating fundamentals (which included the reduction in property net operating income from 1992 to 1994, and the first quarter of 1995 reduction in occupancy, resulting in a 5% discount in the model; (iv) prospects for a lengthy holding period (which arises from the lack of recent offers and the General Partner's intentions to hold the property, resulting in a 2.5% discount in the model), and; (v) high general administrative costs. The Valuations Group, applying the fractional interest discount approach derived a value of $419 per Interest which represents a net 51.25% discount from a net asset value.

     The Valuations Group also analyzed the recent tender offer price as compared to the derived net asset value in eight partnerships and concluded that each such offer was at a discount to net asset value, with an average discount of 57.4%. The eight partnership tender offers which The Valuations Group reviewed and the discounts were:
McNeil Pacific Investors Fund 1972 (57.6%), McNeil Real Estate Fund IX, Ltd. (46.3%), McNeil Real Estate Fund X, Ltd. (60.1%), McNeil Real Estate Fund XI, Ltd. (56.0%), McNeil Real Estate Fund XIV, Ltd. (51.8%), McNeil Real Estate Fund XX, L.P. (67.0%), McNeil Real Estate Fund XXIV, L.P. (72.8%), McNeil Real Estate Fund XXV, L.P. (47.8%). The Partnership's Offer represents a discount of 6.8%.

     These analyses, taken as a whole, led The Valuations Group to conclude that the Offer Price of $800.00 per Interest would be fair to Limited Partners from a financial point of view. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses in the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying The Valuations Group's opinion. No partnership or transaction used in the above analyses as a comparison is identical to the Partnership or the contemplated Offer. In arriving at its fairness determination, The Valuations Group considered the results of all such analyses and did not assign any
particular weight to the results of any particular analysis.   The
analyses were prepared for the purpose of enabling The Valuations Group to provide its opinion as to fairness and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold.

     As compensation for financial advisory services rendered in connection with the Offer, the Partnership has agreed to pay The
Valuations Group a fee of $7,000, whether or not the Offer is consummated.

Interests of Certain Persons in the Offer

     The General Partner's interest in the Partnership will not increase as a result of the Offer. However, the General Partner could benefit if, upon the eventual sale of the Partnership's property, there were sufficient net cash proceeds to permit the General Partner to share in distributions set forth in the Amended and Restated Agreement of Limited Partnership, dated August 11, 1987 (the "Partnership Agreement"). The Partnership Agreement permits the General Partner to recover a general partner residual priority payment and for payments of 10% of the net sale proceeds as well as other payments set forth in the Partnership Agreement, provided the Limited Partners have received a certain return. There can be no assurance, however, that there will be any such amount available for distribution to the General Partner or that the remaining Limited Partners will receive either their capital contributions or any other payment.

     Jeffrey Keierleber, an affiliate of the General Partner, owns
12.58 Interests and has advised the General Partner that he does not intend to tender his Interests. As a consequence of this Offer, Mr. Keierleber will acquire a greater percentage ownership of the Partnership, as will other Limited Partners who retain their Interests, and be subject to the risks and benefits associated with ownership of the Interests and the business of the Partnership.

     An affiliate of the General Partner will continue to manage the Partnership's property and receive property management fees from the Partnership until the property is sold. The General Partner will continue to manage the Partnership and receive partnership management fees, subject to the limitations set forth in the Partnership Agreement.

Certain Effects of the Offer

     In addition to the effects of the Offer on tendering and nontendering Limited Partners and upon the General Partner, the Offer will affect the Partnership in several other respects.

     The Partnership will use some or all of its existing cash reserves for the purchase of Interests and will not have such cash reserves available for future needs and contingencies. The use of cash reserves will reduce or eliminate the Partnership's present interest income earned on such cash reserves. Moreover, if the Partnership borrows additional funds to finance the purchase of in excess of 1,313 Interests, such additional borrowing will increase the required debt service of the Partnership and reduce, eliminate, or result in a negative cash flow. The Partnership has not sought or obtained a commitment for financing and there can be no assurances as to the availability, terms, or applicable conditions of any financing. The receipt of cash pursuant to the Offer will be a taxable transaction to any Limited Partners who tender Interests. See "The Partnership--Certain Federal Income Tax Consequences of the Offer."

     If there are fewer than 300 remaining Limited Partners after completion of this Offer, the Partnership intends to apply to terminate the registration of the Interests under the Exchange Act. The termination of registration of the Interests under the Exchange Act is expected to reduce certain of the Partnership's administrative costs, such as legal, accounting, printing, mailing and investor communications expenses, and will reduce the information required to be furnished by the Partnership to the Securities and Exchange Commission and will make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) no longer applicable and suspend the requirement to file reports pursuant to Section 15(d).

     Continued holding of the Interests will subject the Limited Partners to the risks generally incident to the ownership of real property, including: (a) the uncertainty of sufficient revenue to meet fixed obligations, if any; (b) adverse changes in national economic conditions; (c) changes in the popularity of real estate as an investment; (d) adverse local market conditions due to changes in general or local economic conditions or neighborhood values; (e) changes in interest rates and the availability and terms of mortgage funds in general; (f) the financial condition of tenants and sellers of property; (g) changes in real estate tax rates or other operating expenses; (h) energy shortages or price changes; or (i) governmental actions such as rent or other economic controls, acts of God, and other factors that are beyond the control of the General Partner. Although the Partnership intends to maintain insurance with the types and amounts of coverage that are customarily maintained by prudent owners of similar properties, uninsured losses could nevertheless occur. In addition, certain expenditures associated with real estate equity investments (principally, real estate taxes and maintenance costs) are not necessarily decreased by events adversely affecting the Partnership's income from such investments. Thus, the cash required to operate a property may exceed the rental income earned thereon, and the Partnership may have to borrow funds in order to protect its investment or may be required to dispose of the property at a loss. The Partnership's ability to meet its obligations and thereafter to make distributions to the Limited Partners will depend on these factors and, for these and other reasons, no assurance of profitable operations can be made. In addition, there can be no assurance that the value of the Partnership's real estate holdings will appreciate in the future.

Conduct of the Partnership After the Offer

     The Partnership intends to operate The Meadows I for a number of years. There can, of course, be no assurance that the market will be better or worse than presently exists at any point in the future or that a profit will be realized by the Partnership upon an eventual sale of its property. The General Partner has no plans to seek a sale of the Partnership's property until, in its opinion, such sale is necessary or appropriate. The timing of such events cannot be predicted, but the General Partner does not anticipate such a sale for at least two years, and perhaps much longer. Other than as described in this Offer, the Partnership does not have any present plans or proposals that would result in any extraordinary transactions, or any material changes in the structure of the Partnership.

     If the Partnership obtains financing to fund this Offer, the amount and frequency of future cash distributions will be affected by any debt service obligations and possibly by the terms of the financing arrangement. See "Distributions." The Partnership may consider acquiring additional investment properties and leverage the Partnership. No specific properties have been identified for investment, and the General Partner will have substantial discretion in investing any funds from refinancing of the Partnership property. No assurances can be given that the Partnership will be successful in obtaining suitable investments on financially attractive terms or that, if investments are made, the objectives of the Partnership will be achieved.

     Upon completion of the Offer, the Partnership may consider purchasing any Interests not purchased in the Offer. Any such purchases may be on the same terms or on terms which are more or less favorable to Limited Partners than the terms of the Offer. Rule 13e-4 under the Exchange Act prohibits the Partnership and its affiliates from purchasing any Interests, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Partnership will depend on many factors, including the market price of the Interests, the results of the Offer, the Partnership's business and financial position and general economic and market conditions.

     Interests the Partnership acquires pursuant to the Offer will not be available for the Partnership to issue without further Limited
Partner action.

Certain Federal Income Tax Consequences of the Offer

     The following is a general summary under currently applicable law of certain federal income tax considerations generally applicable to the sale of Interests pursuant to the Offer and the retention of Interests after the Expiration Date. The following summary is for general information only, and the tax treatment described herein may vary depending upon each Limited Partner's particular situation. Certain Limited Partners (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions or broker/dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. In addition, the summary does not address the federal income tax consequences to all categories of Interest holders, nor does it address the federal income tax consequences to persons who do not hold the Interests as capital assets, as defined by the Internal Revenue Code of 1986, as amended (the "Code"). No ruling from the Internal Revenue Service ("IRS") will be sought with respect to the federal income tax consequences discussed herein; thus, there can be no assurance that the IRS will agree with the conclusions stated. Limited Partners are urged to consult their own tax advisors as to the particular tax consequences of a tender of their Interests to the Partnership for repurchase pursuant to the Offer, including the applicability and effect of any state, local, foreign or other tax laws, any recent changes in applicable tax laws and any proposed legislation. The following information is intended as a general statement of certain tax considerations, and Limited Partners should not construe this as legal or tax advice.

     Sale of Interests Pursuant to the Offer. The receipt of cash for Interests pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. The repurchase of Interests by the Partnership pursuant to the Offer will be deemed a sale of the Interests by the tendering Limited Partner. The Partnership's payment for a Limited Partner's Interests is in complete liquidation of that portion of the Limited Partner's interest in the Partnership represented by the repurchased Interests. The recipient of such payments is taxable to the extent of any gain recognized in connection with the liquidation. In general, and subject to the recapture rules of the Code Section 751 discussed below, a holder will recognize capital gain or loss at the time his Interests are purchased by the Partnership to the extent that the money distributed to him exceeds his adjusted basis the repurchased Interests. Upon a sale of an Interest pursuant to the Offer, a Limited Partner will be deemed to have received money in the form of any cash payments to him from the Partnership and to the extent he is relieved from his proportionate share of liabilities, if any, to which the Partnership's assets are subject. A Limited Partner will thus be required to recognize gain upon the sale of his Interests to the Partnership if the amount of cash he actually receives, plus the amount he is deemed to have received as a result of being relieved of his proportionate share of Partnership nonrecourse liabilities (if any), exceeds the adjusted basis of the Limited Partner for the repurchased Interests. The income taxes payable upon the sale must be determined by each Limited Partner on the basis of his own financial interests.

     The adjusted basis of a Limited Partner's Interests is calculated by taking his initial basis and making certain additions and subtractions thereto. The initial basis of a Limited Partner is the amount paid for his Interests ($1,000 per Interest for those who purchased in the initial offering). This initial basis is increased by a Limited Partner's proportionate share of nonrecourse liabilities, if any, to which the Partnership's assets are subject and by the share of Partnership taxable income, capital gains and other income items allocated to the Limited Partner. A Limited Partner's basis is reduced by cash distributions and by the share of Partnership losses allocated to the Limited Partner.

     A selling Limited Partner will be allocated a pro rata share of the Partnership's taxable income or loss for 1995 with respect to the Interests sold in accordance with the provisions of the Partnership Agreement concerning transfers of Interests. Such allocation will affect the Limited Partner's adjusted tax basis in his Interests and, therefore, the amount of such Limited Partner's taxable gain or loss upon a sale of Interests pursuant to this Offer. Because of the lawsuit recovery ("Recovery"), it is likely that the allocation of Partnership income for 1995 will result in an increase in basis and a corresponding reduction in taxable gain. For individuals, trusts and estates the income allocated will be treated as ordinary income which could be taxed at a rate as high as 39.6% for federal income tax purposes, while the corresponding reduction in taxable gain will result in tax savings of no more than 28% of the reduction in taxable gain.

     There is no nonrecourse debt attributed to the Interests as of the date of the Offer. Therefore, in determining the tax consequences of accepting the Offer, the Partnership's payments for Interests will be deemed to be equal to the $800 cash payment per Interest (the "Selling Price"). The taxable gain (or loss) to be incurred as a consequence of accepting the Offer is determined by subtracting the adjusted basis of the purchased Interests from the Selling Price.

     Each Limited Partner must determine his own adjusted tax basis, as the adjusted tax basis will vary depending upon when the Limited Partner purchased the Interests and the amount of distributions received for each Interest, which varies by the day admitted to the Partnership. As of September 30, 1995, the General Partner estimates that the adjusted tax basis of each Interest held by an original Limited Partner ranges from $970 to $975, on average, depending upon the year of investment, computed as follows:

                                                      1988     1989
                                                    Purchase Purchase
Original Capital Contribution                         $1,000  $1,000
Interest Income Reported (through December 31, 1994)      99      65
Estimated 1995 Rental and Recovery Income                246     246
Estimated 1995 Interest Income                            17      17
                                                      $1,362  $1,328
Less: Net Tax Losses (through December 31, 1994)       (128)   (112)
Less: Cash Distributions (through December 31, 1994)   (264)   (241)
Estimated Current Basis Per Interest                  $  970  $  975

     The foregoing estimate includes estimates of the allocated portions of items attributable to 1995 (including interest income, the Recovery income, and passive activity losses).

     Under the foregoing and utilizing the estimated adjusted tax basis, an original Limited Partner whose Interests are purchased in the Offer would incur a loss for federal income tax purposes of about $170 to $175 per Interest (on average) as follows:

                                          1988         1989
                                        Purchase     Purchase
Cash for Interests (Selling Price)        $ 800        $  800
Subtract Basis (computed above)            (970)        (975)
Taxable gain (loss)                       $(170)       $(175)

     Such a loss will be a capital loss if the Interests are a capital asset in the hands of the current Limited Partner. Capital losses are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, ordinary income up to $3,000. Noncorporate taxpayers can carry a net capital loss forward until it is exhausted. Corporations can carry net capital losses back three years and forward five years.

     The actual taxable gain (loss) for any particular Limited Partner may vary depending on that Limited Partner's particular circumstances. For example, if a current Limited Partner acquired an Interest from another Limited Partner rather than in the initial offering of Interests, the current Limited Partner's basis for his Interests is probably not between $970 to $975 (the amounts shown above). Furthermore, if the Limited Partner has suspended passive activity losses from this Partnership or from any other activity, the Limited Partner may be able to offset the income allocated to him by the Partnership for 1995 by the amount of his suspended passive activity losses. The General Partner estimates that the amount of suspended passive activity losses from this Partnership would range from $106 to $116 per Interest, unless such losses have previously been utilized by the Limited Partner.

     Under Code Section 469, a noncorporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such individual's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income. A loss recognized by a Limited Partner upon a sale of less than 100% of his Interests pursuant to this Offer can be currently deducted (subject to other applicable limitations) to the extent of such Limited Partner's passive income from the Partnership for the year of sale or to the extent of any other passive activity income from that year, and a gain, if any, recognized by a Limited Partner upon such sale can be offset by such Limited Partner's current or carryover passive activity losses, if any, from the Partnership or from other sources. If a Limited Partner disposes of 100% of his Interests pursuant to the Offer, such Limited Partner generally will be able to deduct his remaining passive activity losses, if any, from the Partnership that could not previously be deducted by such Limited Partner due to the foregoing limitations.

     A taxable gain, if any, on the disposition of Interests must be allocated between ordinary income and long term capital gain. Long term capital gain or loss will be realized on such sale by a Limited Partner if (1) he or she is not a "dealer" in securities; (2) he or she has held the Interests for longer than 12 months; and (3) the Partnership has no Section 751 assets. To the extent that a portion of the gain realized on the sale of an Interest is attributable to
Section 751 assets (i.e., "unrealized receivables" and "inventory items of the Partnership which have appreciated substantially in value") a Limited Partner will recognize ordinary income, and not a capital gain, upon the sale of the Interest. For purposes of Code
Section 751, recapturable cost recovery allowance is treated as if it were an "unrealized receivable." Thus, a Limited Partner who sells an Interest will recognize ordinary income in an amount not in excess of his share of the Partnership's recapturable cost recovery allowance. Furthermore, if the Partnership were deemed to be a "dealer" in real estate for federal income tax purposes, the property held by the Partnership might be treated as "inventory items of the Partnership which have appreciated substantially in value" for purposes of Code
Section 751 and a Limited Partner tendering his Interests would recognize ordinary income, in an amount equal to his share of the appreciation in value of the Partnership's real estate inventory. The General Partner does not believe it has operated the Partnership's business in a manner as to make the Partnership a "dealer" for tax purposes.

     The amount of recapturable cost recovery allowance per Interest purchased by a Limited Partner in the original offering was $11 as of December 31, 1994. Therefore, approximately $11 of the taxable gain, if any per Interest will be considered to be ordinary income, with the balance of the taxable gain considered to be capital gain for federal income tax purposes for the Limited Partners who hold their Interests as capital assets. Ordinary income recognized in 1995 is taxed at a maximum effective rate of 39.6% for federal income tax purposes. Net capital gains are taxed for federal income tax purposes at a stated maximum rate of 28% (which may actually be somewhat higher, depending on the taxpayer's personal exemptions and amount of adjusted gross income).

      Gain realized by a foreign Limited Partner on a sale of Interests pursuant to this Offer will be subject to federal income tax. Under Code Section 1445(c) and related regulations, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Partnership will withhold 10% of the amount realized by a tendering foreign Limited Partner. Amounts withheld would be creditable against a foreign Limited Partner's federal income tax liability, and if in excess thereof, a refund could be obtained from the Service by filing a U.S. income tax return.

     To prevent back-up federal income tax withholding equal to 31% of the payments made pursuant to the Offer, each Limited Partner who does not otherwise establish an exemption from such withholding must notify the Partnership of such Limited Partner s correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 to the Partnership. Certain Limited Partners, including corporations, are not subject to the withholding and reporting requirements. Foreign Limited Partners are subject to other requirements. See "The Offer -- Signature Guarantees and Method of Delivery."

     The Recovery. The General Partner believes that it has properly allocated the Recovery between taxable income and the recovery of nondeductible expenses and that the taxable portion of the Recovery is properly allocable to the current year. Because of the inherently factual nature of these issues concerning the Recovery, no assurance that the Service will respect these allocations or as to their eventual treatment if challenged, can be given as to the outcome of any contest. Because of the Recovery, a Limited Partner, whether or not tendering any Interest, will be allocated approximately $277 of Recovery Income per Interest. Depending upon the personal tax situation, Limited Partners may have to pay income tax on their share of income arising from the Recovery.

     Retirement Plan Investors. Qualified pension, profit-sharing and stock bonus plans and IRA's (collectively "Qualified Plans") are generally exempt from taxation except to the extent that their unrelated business taxable income ("UBTI"), determined in accordance with Code Sections 511-514, exceeds $1,000 in any taxable year. Code
Section 512(b)(5) provides that UBTI does not include gains or losses from the disposition of property other than inventory or property held primarily for sale to customers in the ordinary course of business.
If a Qualified Plan is not a "dealer" in securities, any gain from the sale of Interests will not be UBTI unless the Partnership is deemed to be a "dealer" in real estate. The General Partner does not believe the Partnership's business had been operated in such a manner as to make it a dealer, but there is no assurance that the Service may not contend that the Partnership is a dealer. If the Partnership obtains financing to repurchase Interests, the Internal Revenue Service may contend that each nonredeeming Limited Partner has acquired an interest in debt-financed property. Such treatment could result in some portion of the Partnership's income allocated to those Limited Partners that are Qualified Plans.

     Retention of Interests. There will be no immediate tax consequences to Limited Partners with respect to Interests that are not repurchased in the Offer. However, Limited Partners who retain their Interests will, henceforth, have a proportionately greater interest in the items of Partnership income and loss and in distributions by the Partnership because each remaining Interest will represent a greater percentage of the total Interests outstanding. The extent of the change in proportionate interest will depend upon the number of Interests tendered and accepted by the Partnership.

     Limited Partners who own Interests that are not repurchased will have income or loss allocated to them by the Partnership for 1995 (estimated to be approximately $263 of net income per Interest as of September 30, 1995). However, such Limited Partners will not receive any cash distributions from the Partnership in 1995 that can be used to pay the 1995 income taxes resulting from such allocation. As discussed above, suspended passive activity losses, if any, can be used to reduce the impact of the taxable income allocated for 1995.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH LIMITED PARTNER IS URGED TO CONSULT THEIR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH LIMITED PARTNER (INCLUDING THE APPLICABILITY AND EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULES AND FOREIGN, STATE AND LOCAL TAX LAWS) OF THE DISPOSITION OF INTERESTS PURSUANT TO THE OFFER.

Accounting Treatment

     For accounting and financial purposes, the Offer will be accounted for as a redemption of limited partnership interests in accordance with Accounting Principles Board Opinion No. 16.


Regulatory Matters

     Except as set forth in this Section of the Offer, the Partnership is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the repurchase of Interests by the Partnership pursuant to this Offer. The Interests are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to this Offer.

     Because a possible consequence of the Offer may be that the Partnership would no longer be required to file reports under the Exchange Act, the Offer is subject to the requirements of Wisconsin Administrative Code Section SEC 6.05. Section SEC 6.05 permits such a transaction to occur if the following conditions are met: (1) the terms of the transaction, including compensation for the equity securities to be purchased, are fair to all holders of the securities;
(2) the issuer has delivered to each holder of the securities and has filed with the Wisconsin Commissioner of Securities a complete and accurate description of the transaction at least 20 days prior to any purchase or shareholder vote authorizing the purchase; (3) non-affiliated security holders are treated no less favorably in connection with the transaction than any affiliates; and (4) the Commissioner does not find, within 15 days of the filing of the description of the transaction, that the transaction constitutes a device, scheme or artifice to defraud or tends to operate as a fraud or deceit on the holders of the securities. The Partnership has made the required filing under Section SEC 6.05 and on November 8, 1995, the Staff of the Wisconsin Commissioner of Securities informed the Partnership that it will not recommend that an order disallowing the tender offer be issued. The Wisconsin Commissioner of Securities has not passed upon the merits of the Offer or made any finding concerning its fairness.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE
WISCONSIN COMMISSIONER OF SECURITIES NOR HAS THE COMMISSIONER PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.


                               THE OFFER

     Under the terms of the Offer, the Partnership will pay for Interests validly tendered on or prior to the Expiration Date and not withdrawn in accordance with the Offer to Purchase. The term "Expiration Date" shall mean 12:00 p.m., midnight, Milwaukee time, on December 21, 1995, unless the Partnership extends this Offer and, in such event, the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended, shall expire.

     If, prior to the Expiration Date, the Partnership were to increase the Offer Price, such increased Offer Price would be delivered in respect of all Interests accepted pursuant to this Offer, whether or not they were tendered prior to such increase.

     This Offer is not conditioned on any minimum number of Interests being tendered. This Offer is, however, subject to satisfaction of certain conditions. See "The Offer--Conditions of Offer," which sets forth in full the conditions of this Offer. The General Partner reserves the right, in its sole discretion, to waive any or all of such conditions, but shall not be obligated to do so.

     This Offer to Purchase and the related Letter of Acceptance are being mailed by the Partnership to Limited Partners of record (in the case of Individual Retirement Accounts and qualified plans a copy will be sent to the beneficial owners).

     There are no appraisal rights or other rights accorded to nontendering Limited Partners under either the Partnership Agreement or applicable state law.

Proration

     This Offer is for all Interests and upon the terms and subject to the conditions of the Offer, the Partnership will accept for payment (and thereby purchase) up to all Interests. The proration period also expires on the Expiration Date.

     In the event that more than 1,313 Interests are tendered by the Expiration Date, the Partnership will attempt to borrow additional funds on terms deemed acceptable by the General Partner, in its sole discretion, to enable the Partnership to purchase up to 4,751.16 Interests. The maximum mortgage indebtedness permitted by Section 7.2 of the Partnership Agreement is 80% of the fair market value of any property. There can be no assurance that the Partnership will obtain such financing.

     In the event that more than 1,313 Interests are tendered by the Expiration Date and the Partnership does not have sufficient funds to purchase all of the Interests tendered by that date, the Partnership will prorate purchases from the Limited Partners as follows:

     1. The Partnership will first accept all of the tenders from Limited Partners who own less than 100 Interests and who tender all of their Interests by the Expiration Date. If this amount is in excess of 1,313 and the Partnership does not, or cannot borrow additional funds, the Partnership will prorate purchases based upon the ratio of (a) the number of Interests tendered by each Limited Partner who own less than 100 Interests and tendered all of their Interests to (b) the total number of Interests tendered by all Limited Partners who own less than 100 Interests and tender all of their Interests. The General Partner will prorate such that every Limited Partner who has prorated Interests will not hold Fractional
Interests and will not hold less than three Interests.

     2. If the above category of tendering Limited Partners has been satisfied and if there are funds to purchase other Interests tendered, the Partnership will do so. This second category will consist of those (i) Limited Partners who own more than 100 Interests and (ii) Limited Partners who own less than 100 Interests and who tendered some, but not all of their Interests. If necessary, the Partnership will prorate tenders based upon the ratio of the number of Interests tendered by each Limited Partner in this second category to the total number of Interests tendered in this second category, provided that the Partnership may round the prorated amount such that a Limited Partner who tenders Interests does not hold any Fractional Interest and must hold at least three Interests. If a Limited Partner decides to tender some, but not all, Interests, such Limited Partner must tender an amount such that the Limited Partner does not hold Fractional Interests and holds at least three Interests. See "The Offer--Procedures for Tendering Interests."

     If the Partnership increases or decreases the price to be paid for Interests, or the Partnership increases the number of Interests being bought and any such increase in the number of Interests being bought exceeds 2% of the outstanding Interests, or the Partnership decreases the number of Interests being bought, and the Offer is scheduled to expire less than ten business days from and including the date that notice of such increase or decrease is first published, sent or given to Limited Partners, then the Offer will be extended for ten business days from and including the date of such notice. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through Midnight, Milwaukee time. If the Partnership obtains financing, it will prepare and disseminate supplemental material and, if necessary, may extend the Expiration Date.

Procedures for Tendering Interests

     In order for a tendering Limited Partner to participate in this Offer, Interests must be validly tendered on or prior to the Expiration Date, and not withdrawn. A valid tender requires that a properly completed and duly executed Letter of Acceptance and duly executed signature pages for any other documents required by the Letter of Acceptance be actually received by the Partnership on or prior to the Expiration Date. A Limited Partner may tender all or any portion of its Interests, including Fractional Interests, provided The Limited Partner must tender any Fractional Interests and may not hold fewer than three (3) Interests, after the tender. All Interests of the Partnership have been issued in book entry form, which means that there are no certificates for the Interests. The Partnership expects to forward cash to the Limited Partners who tender Interests within 30 days of the Expiration Date. It is a violation of Section 10(b) of the Exchange Act and Rule 10b-4 promulgated thereunder, for a person to tender Interests for such person's own account unless the person so tendering owns such Interests. Section 10(b) and Rule 10b-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The acceptance of Interests by the Partnership for payment will constitute a binding agreement between the tendering Limited Partner and the Partnership upon the terms and subject to the conditions of the Offer, including the tendering Limited Partner's representation that (1) such Limited Partner owns the Interests being tendered within the meaning of Rule 10b-4 promulgated under the Exchange Act and (2) the tender of such Interests complies with Rule 10b-4.

     The Letter of Acceptance must be signed by the registered holder of the Interests, exactly as the name appears on the register of the Partnership, and payment will be made directly to that holder at the address indicated on the register.

     THE METHOD OF DELIVERY OF THE LETTER OF ACCEPTANCE AND ALL OTHER REQUIRED DOCUMENTS IS SOLELY AT THE OPTION AND RISK OF THE TENDERING LIMITED PARTNER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE PARTNERSHIP. OVERNIGHT COURIER SERVICE OR REGISTERED MAIL IS RECOMMENDED.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Acceptance if the Letter of Acceptance is signed by the registered holder of the Interests tendered therewith and payment is to be made directly to such registered holder, or if Interests are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Acceptance must be guaranteed by an appropriate institution. See Instruction 1 of the Letter of Acceptance.

     If payment is requested to be made to a person or persons other than those in whose name or address the Interests stand on the Partnership's books, the signature of the Interest owner or owners on the Letter of Acceptance must be guaranteed by a federal or state chartered bank or savings and loan institution or by a broker-dealer that is a member of the New York Stock Exchange.

     To prevent back-up federal income tax withholding equal to 31% of the gross payments made pursuant to the Offer, each Limited Partner who does not otherwise establish an exemption from such withholding must notify the Partnership of such Limited Partner's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing the Substitute Form W-9 included in the Letter of Acceptance. Certain Limited Partners, including corporations, are not subject to the withholding and reporting requirements. Foreign Limited Partners who are subject to the different requests.

     All questions as to the number of Interests to be accepted and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Interests will be determined by the General Partner, in its sole discretion, which determination shall be final and binding on all parties. The Partnership reserves the absolute right to reject any and all tenders it determines not to be in proper form or the acceptance of payment for which may, in the opinion of the Partnership's counsel, be unlawful. The Partnership also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Interest. No tender of Interests will be deemed to be properly made until all defects and irregularities have been cured or waived. The Partnership is not and will not be obligated to give notice of any defects or irregularities in tenders, and will not incur any liability for failure to give such notice.

      Withdrawal Rights. Except as provided in this section, the tender of Interests pursuant to the Offer is irrevocable. Interests tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by the Partnership, may also be withdrawn after 12:00 midnight, Milwaukee time, on December 21, 1995.

     For a withdrawal to be effective, the Partnership must timely receive at its offices a written, telegraphic or facsimile transmission notice of withdrawal. Such notice of withdrawal must specify the name of the person having tendered the Interests to be withdrawn and the number of Interests to be withdrawn and the name of the registered holder, if different from that of the person who tendered the Interests. All questions as to the form, validity and eligibility (including time of receipt) of notices of withdrawal will be determined by the Partnership, in its sole discretion, which determination shall be final and binding on all parties. The Partnership is not and will not be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and will not incur any liability for failure to give any such notice. Any Interests properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. Withdrawn Interests may, however, be retendered before the Expiration Date by again following the procedures set forth in this Offer.

Certain Conditions

     The Offer is subject to certain conditions specified in The Offer to Purchase, including the proration terms. Notwithstanding any other provision of the Offer, the Partnership shall not be required to accept for payment, purchase or pay for any Interests tendered, and may terminate or amend the Offer, or may postpone the acceptance for payment of, or the payment for, Interests tendered, if at any time on or after the date of the Offer, and at or before the time of purchase of, or payment for, any such Interests, any of the following events shall have occurred (or shall have been determined by the Partnership to have occurred) which, in the Partnership's reasonable judgment in any such case and regardless of the circumstances (including any action or omission to act by the Partnership), makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

     (a) There shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which:

          (1) challenges the making of the Offer, or the acquisition of Interests pursuant to the Offer or otherwise relates in any manner to the Offer; or

          (2) in the Partnership's reasonable judgment, could materially affect the business, condition (financial or other), income, operations or prospects of the Partnership or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or materially impair the Offer's contemplated benefits to the Partnership; or

     (b) There shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Partnership, by any court or any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Partnership's reasonable judgment, could directly or indirectly:

          (1) make the acceptance for payment of, or payment for, some or all of the Interests illegal or otherwise restrict or prohibit consummation of the Offer;

          (2) delay or restrict the ability of the Partnership, or render the Partnership unable, to accept for payment or pay for some or all of the Interests;

          (3) materially impair the contemplated benefits of the Offer to the Partnership; or

          (4) materially affect the business, condition (financial or other), income, operations, or prospects of the Partnership, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership; or

     (c)  There shall have occurred:

          (1) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States;

          (2) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

          (3) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

          (4) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the Partnership's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United
               States;

          (5) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the Partnership's business, operations or prospects; or

          (6) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Partner-ship's reasonable judgment, a material acceleration or worsening thereof; or

     (d) Any change shall occur or be threatened in the business, condition (financial or other), income, operations, Interests ownership or prospects of the Partnership which, in the Partnership's reasonable judgment, is or may be material to the Partnership or its Limited Partners; or

     (e) A tender or exchange offer for any or all of the Interests (other than the Offer), or any merger, business combination or other similar transaction with or involving the Partnership, shall have been proposed, announced or made by any person; or

     (f) If (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Interests, or (ii) such entity, group or person that has publicly disclosed any such beneficial ownership of more than 5% of the Interests prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Interests constituting more than 2% of the outstanding Interests or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding Interests.

     The foregoing conditions are for the Partnership's benefit and may be asserted by the General Partner regardless of the circumstances giving rise to any such condition (including any action or inaction by the Partnership or General Partner) or may be waived by the Partnership, in whole or in part. The Partnership's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Partnership concerning the events described in this Section shall be final and binding upon all parties. In all of the foregoing, the General Partner has conclusive authority to act for the Partnership.

Estimated Costs and Fees

     Estimated costs and fees in connection with the Offer and the related transactions, which have been or will be paid by the Partnership, are as follows:

     Advisory fees  . . . . . . . . . . . . . . . .  $   7,000
     Property appraisal . . . . . . . . . . . . . .      2,400
     Legal fees . . . . . . . . . . . . . . . . . .     55,000
     Blue Sky fees and expenses . . . . . . . . . .      5,000
     Accounting fees  . . . . . . . . . . . . . . .     10,000
     Printing, mailing fees, and EDGAR filing fees      20,000
     Commission filing fees . . . . . . . . . . . .        760
     Miscellaneous  . . . . . . . . . . . . . . . .      9,840
          Total   . . . . . . . . . . . . . . . . .   $110,000

     In connection with the Offer, the Partnership may utilize the services of the Partnership manager, and certain other employees of Decade Companies, or its affiliates. None of such persons will receive any compensation from the Partnership in connection with their services with respect to the Offer, other than the General Partner and/or its affiliates may be reimbursed at customary rates for time devoted by such person.

     The Partnership will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Interests pursuant to the Offer. The Partnership will, however, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Partnership's agent for purposes of this Offer.

                          FINANCING THE OFFER

General

     If the Partnership purchases 1,313 or fewer Interests pursuant to the Offer at a Purchase Price of $800 per Interest, the Partnership anticipates that all required funds will be obtained from available cash on hand of the Partnership. Repurchase of additional Interests, if any, would need to be funded by Partnership borrowing. At the date of this Offer, the Partnership has not sought or received any commitment for financing and there can be no assurance that such financing could be arranged on terms deemed satisfactory to the Partnership. See "Pro Forma Financial Information" for further information concerning the assumed cost of funds for the Offer. The actual amount of any funds borrowed would depend upon the results of this Offer, the interest rate of the borrowings, the term of the loan, loan amortization, and costs incurred to obtain such loan. There can be no assurances that the Partnership could obtain such financing on acceptable terms.

Bank Financing

     If the Partnership were to obtain financing, it would likely be pursuant to a mortgage loan on The Meadows I. The General Partner has not sought or received a commitment for any financing, but based upon its past experience believes that it may be possible for the Partnership to obtain mortgage financing. If more than 1,313 Interests are tendered, the Partnership intends to determine whether it can obtain financing on acceptable terms. There can be no assurance that financing will be available on acceptable terms and the Partnership may enter into interim financing to fund this Offer. To the extent the Partnership acquires indebtedness, a Limited Partner's retained Interests will be subject to increased risks. In the event of the financing constituting acquisition indebtedness under Code
Section 514(c), there may be unfavorable UBTI tax consequences for certain retirement plan investors who retain their Interests. See "The Partnership--Certain Federal Income Tax Consequences of the Offer." The Partnership intends to repay any amounts borrowed from cash flow from the Partnership's operations.

           DESCRIPTION OF THE LIMITED PARTNERSHIP INTERESTS

     As of September 30, 1995, the Partnership had 4,751.16 Interests outstanding held by 616 Limited Partners. The Partnership Agreement authorized the issuance of a maximum of 20,000 interests through a public offering for a total potential Limited Partner investment of $20,000,000. At the option of the General Partner, the maximum number of Interests to be sold could be increased to 30,000, aggregating a total investment of $30,000,000.

                      BUSINESS OF THE PARTNERSHIP

     Since January 1989, the Partnership has been engaged solely in the business of investing in and operating residential apartment
project in Madison, Wisconsin known as The Meadows I.   The business
of the Partnership is not seasonal, although the Partnership's property may experience cyclical fluctuations in occupancy levels in the rental market where the apartments are located.

     The Partnership does not have any employees. The Meadows I is managed by Decade Properties, Inc., an affiliate of the General Partner. Employees of Decade Properties, Inc. perform the on-site management services required to operate and maintain The Meadows I. Employees of the General Partner render partnership management services to the Partnership such as maintaining investor communications, compliance with tax laws and other governmental regulations, and cash management.

     The Partnership is not dependent upon any single tenant or small groups of tenants for its operating success. The loss of any one of or small group of tenants would not have a material adverse effect. The Partnership does not foresee any events or market trends which would have a materially adverse effect upon the Partnership's revenues, except for increased competition for residents.

      The real estate operation of the Partnership, including the value of its real estate holding, may be affected by many factors over which the Partnership has limited or no control, among them changes in general and local economic conditions, interest rate levels, availability and terms of financing, changes in tax laws and fluctuations in operating costs. The principal factors affecting rental rates and occupancy levels include location, ease of access, amenities, and the quality of property management. The real estate investment business is highly competitive. Additional residential rental projects may be built which may compete directly with The Meadows I. At the present time, the Partnership conducts its real estate operations solely in the Madison, Wisconsin rental market. The Partnership competes with numerous other entities involved in real estate investment, including limited partnerships formed or to be formed by the General Partner. Many of these competitors may have greater assets than those of the Partnership or may be associated with individuals with broader experience than that of the General Partner. In addition, demand for investment properties of the type owned by the Partnership may increase or decrease. This competition is primarily based on property location, condition, and asking rent. These factors may increase or decrease the price of potential property acquisitions/sales.


     The Meadows I, the residential apartment complex owned and operated by the Partnership, is located at 201-245 Swanton Road, Madison, Wisconsin 53714, and was acquired by the Partnership in January, 1989. It is not pledged as collateral against any mortgage of other encumbrance.

     The Meadows Apartment Complex consists of 404 apartment units in 32 two-story buildings covering approximately 24 acres of land. The property was developed in four phases; between 1976 and 1980. On January 17, 1989, the Partnership acquired one of the four phases comprising 88 of the 404 rental units, which is The Meadows I. The other 316 rental units were acquired by, and are operated by, an affiliated limited partnership (Decade Companies Income Properties). The apartments in Phase I were completed in 1976 and consist of one and two-bedroom units in eight buildings. The entire complex has a total of 720 parking spaces for a 1.78 to 1 ratio of stalls per unit. In addition to the apartment units, the apartments owned by the Partnership features one swimming pool and a play area. Laundry room areas and storage lockers are located in the basement of each building.

     The Meadows I, situated on approximately 4.665 acres, is located at the southeast corner of the intersection of I-90/94 and Highway 30. The property is in a growing residential neighborhood five miles northeast of Madison's Capitol Square. The primary access route is Highway 30 and East Washington Avenue. North-south linkages are provided by I-90/94 and Highway 51. Schenk Elementary School is about one-half mile southwest of the property. Public bus transportation is convenient with two bus stops servicing the property's residents. The expansion of commercial development on major arterials west of the neighborhood increases the desirability of the project's location.

     The Partnershp's tax basis is as follows:

                      Building                  Furniture and
                                                Equipment
Cost                  $2,383,527                $200,957

Accumulated             (588,552)               (154,436)
 Depreciation

Adjusted Tax          $1,794,975                $ 46,521
 Basis

The Partnership's property is being depreciated using MACRS straightline over 27.5 years, and the furniture and equipment is being depreciated using MACRS 200% declining balance over 7 years. Meadows I is taxed at a $32.9764 mill rate levy for 1994 (after consideration of major state aids) and paid annual realty tax of $69,250.

     The apartment mix and monthly asking rents at The Meadows I is as follows:

                                                  Asking Rent
                      Number    Square
        Style        of Units    Feet      12/94     12/93     12/92

 One-bedroom/one        24        625    $505-515  $495-510  $470-495
 bath
 Two-bedroom/one        64        875    $585-605  $570-590  $570-590
 bath                   __
                        88

     As of the date of this Offer, there are approximately 83 leases in effect, which generally are 12 months in duration. No tenant occupies 10% or more of the property. The occupancy rate expressed as a percentage for the past years is as follows:

                          1994    1993    1992     1991    1990
     Occupancy Rate     87.74%  90.39%  91.38%   97.42%  89.20%

     The average annual rental rate per Unit is computed as follows:

                     1994       1993      1992      1991       1990
 Rental Income     $496,351   $505,918  $496,653  $510,076   $437,985

 Number of
 Apartment Units   88         88        88        88         88
 Average

 Effective Annual
 Rent Per Unit     5,640      5,749     5,644     5,796      4,977

     To the General Partner's best knowledge, no environmental hazards exists at The Meadows I. Presence of toxic waste or any other hazardous substances is not suspected from observation nor has any been discovered and the General Partner is not aware of any underground storage tanks. The General Partner is not aware of any incidents of spills, dumping or discharges at the property or the presence of hazardous substances. The General Partner is not aware of any groundwater contamination, underground methane gas or radon gas. The General Partner believes that The Meadows I is not producing air emissions or waste water of environmental concern. However, given the age of The Meadows I, it is possible that asbestos-containing materials were used in the construction of the property, including floor tiles and roof shingles. A Phase I Environmental Site Assessment has not been performed on the property. The fairness opinion of The Valuations Group and the value estimate provided by the appraiser assumes that no environmental problems exist.

                   LACK OF MARKET AND DISTRIBUTIONS

     To the knowledge of the General Partner, there is no market for Interests and the Interests are not traded on any registered securities exchange or the NASDAQ over the counter market and none is expected to develop. The following table sets forth the cash distributions declared per Interest for the fiscal periods indicated:

             Cash Distributions         Declared Per Interest

          1993
               1st Quarter  . . . . . . . .    $12.50
               2nd Quarter  . . . . . . . .    $12.50
               3rd Quarter  . . . . . . . .    $12.50
               4th Quarter  . . . . . . . .    $12.50

          1994
               1st Quarter  . . . . . . . .    $12.50
               2nd Quarter  . . . . . . . .    $12.50
               3rd Quarter  . . . . . . . .        $0
               4th Quarter  . . . . . . . .        $0

          1995
               1st Quarter  . . . . . . . .        $0
               2nd Quarter  . . . . . . . .        $0
               3rd Quarter  . . . . . . . .        $0

     The Partnership paid consecutive monthly cash distributions to Limited Partners during its first three years of operation from June 1988 through June 1991. Cash distributions were then suspended for six quarters to accumulate funds necessary for the litigation against the Partnership's former attorneys and their malpractice insurer.
Cash distributions were resumed for six quarters beginning with the first quarter of 1993 through June 1994. Cash distributions were again suspended beginning with the quarter ended September 1994 to pay expenses associated with the lawsuit and to accumulate funds to make this Offer. The amount and frequency of cash distributions in the future will depend on circumstances existing at the time. However, such cash distributions would be negatively affected by the amount of any required debt service, as well as the administrative costs associated with the reporting requirements under the federal securities laws, if applicable.


               SECURITY OWNERSHIP OF THE GENERAL PARTNER

     As of September 30, 1995, Jeffrey Keierleber, an affiliate of the General Partner, owns 12.58 Interests of the Partnership (0.265% of the outstanding Interests). Mr. Keierleber does not intend to tender his Interests pursuant to the Offer. If the Partnership repurchases 1,313 Interests (or approximately 28% of the Interests outstanding at the date of the Offer) pursuant to the Offer, and Mr. Keierleber does not tender his Interests pursuant to the Offer, he would continue to own less than 1% of the outstanding Interests.

     Based upon the Partnership's records and upon information provided to the Partnership by its General Partner, Partnership Manager, and affiliates, neither the Partnership nor, to the best of the Partnership's knowledge, any of the general partners of the General Partner or Partnership Manager of the Partnership, nor any associates of any of the foregoing, has effected any transactions in the Interests during the 60 business day period prior to the date hereof.

     Except as set forth in this Offer neither the Partnership nor, to the best of the Partnership's knowledge, any of its affiliates, General Partner or the Partnership Manager is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Partnership (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

                SUMMARY HISTORICAL FINANCIAL INFORMATION

     Certain information as to the financial operation of the Partnership is contained herein. Limited Partners are urged to make their own assessment of the value of their Interests.

Selected Statement of Operations Data:

                           Nine Months Ended
                             September 30      Year Ended December 31
                            1995        1994       1994        1993
                                (unaudited)
                        (in thousands of dollars, except per Interest
                                            data)
 Revenues associated    $      331    $   398  $   512       $   523
  with rental property
 Income from rental             39        103      115           127
  property operation

 Net Income (Loss)           1,281       (444)    (351)          (35)

 Per Limited Partner
  Interest Data:
 Net Income (Loss)             256        (89)     (70)           (7)

 Cash distributions              0         25       25            50
  declared
 Average Limited           4,751.16   4,751.16   4,751.16    4,751.16
  Partnership
   Interests
 Outstanding
 Ratio of earnings to        79.19        N/A         N/A         N/A
  combined fixed
  charges

 Selected Balance
  Sheet Data:
                             September 30            December 31
                            1995        1994       1994        1993
                              (unaudited)
                           (in thousands of dollars, except for per
                                        Interest data)

 Working Capital        $    1,680    $   (21) $     96      $    467
 Total Assets                4,097      2,536     2,591         3,115
 Total Liabilities             602        512       476           528
 Total Capital               3,496      2,024     2,115         2,587
 Book value per                726        452       470           566
  Interest

     Certain matters that materially affect the comparability of the information reflected in the selected financial data include the fluctuating costs of litigation against the Partnership's former attorneys and their malpractice insurer, the receipt in 1995 of proceeds from settlement of the litigation of $1,486,900, and the suspension of cash distributions to limited partners for two quarters in 1994 and three quarters in 1995. The fluctuation in total assets also considers depreciation on The Meadows I.


                        PRO FORMA FINANCIAL DATA

     The following unaudited pro forma condensed statements of earnings and condensed balance sheets (collectively, the "Pro Forma Statements") were prepared to illustrate the estimated effects of the Offer as if the Offer had occurred for consolidated statement of earnings presentation purposes on January 1, 1994, or January 1, 1995, as the case may be and for balance sheet presentation purposes on December 31, 1994, and September 30, 1995, respectively.

     The estimated transaction fees and expenses are provided solely for the purpose of presenting the pro forma financial data set forth below. The actual transaction fees and expenses may differ from the assumption used.

     The Pro Forma Financial data does not purport to represent what the Partnership's financial position or results of operations would actually have been if the Offer in fact had occurred at December 31, 1994, or September 30, 1995, or if the Offer had occurred on January 1, 1994, or January 1, 1995, as the case may be or to project the Partnership's financial position or results of operations for any future date or period.

     The following financial information should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this Offer.

                           Decade's Monthly Income & Appreciation Fund
                               Pro Forma Balance Sheet (Unaudited)
                                   (No Borrowing To Fund Offer)

                         December 31,   September 30,
                             1994           1995                     December 31,  September 30,
                          Historical     Historical    Adjustments       1994           1995
 Assets                    (Note A)       (Note A)       (Note B)     Pro Forma      Pro Forma

 Rental property, at    $3,077,304     $3,087,960                  $3,077,304     $3,087,960
  cost
 Less accumulated         (677,671)      (753,171)                   (677,671)      (753,171)
  depreciation          __________     __________                  __________     __________
                         2,399,633      2,334,789                   2,399,633      2,334,789
 Cash and cash             191,012      1,762,362     $(1,160,400)   (969,388)       601,962
  equivalents
 Prepaid expenses              745             73                         745             73
                        __________     __________       __________ __________     __________
    Total assets        $2,591,390     $4,097,224     $(1,160,400) $1,430,990     $2,936,824

 Liabilities
 Tenant security        $   16,808     $   21,483                   $    16,808   $     21,483
  deposits
 Accounts payable            9,696          9,150                         9,696          9,150
 Other accrued expenses     69,250         52,200                        69,250         52,200
 Payable to affiliates     380,368        518,818                       380,368        518,818
                        __________     __________      __________    __________     __________
    Total Liabilities      476,122        601,651               0       476,122        601,651

 General Partner          (117,392)        45,926               0      (117,392)        45,926
  (deficit)
 Limited Partners        2,232,660      3,449,647     $(1,160,400)    1,072,260      2,289,247
                        __________     __________      __________    __________     __________

    Total Capital and   $2,591,390     $4,097,224     $(1,160,400)   $1,430,990     $2,936,824
     Liabilities

The foregoing unaudited Pro Forma Balance Sheet gives effect to certain assumptions, including purchase by the Partnership of 1,313 Interests at $800 per Interest pursuant to the Offer. The Pro Forma Balance Sheet gives effect to the transaction as if it had occurred on December 31, 1994, and September 30, 1995, respectively. The pro forma information should be read in conjunction with the historical financial information for the Partnership, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the Offer occurred as of December 31, 1994, or September 30, 1995. The December
31, 1994, pro forma amounts do not reflect the Partnership's 1995 receipt of $1,486,900 as a result of settling a pending lawsuit.

See notes to Pro Forma Financial Statements.

                           Decade's Monthly Income & Appreciation Fund

                               Pro Forma Balance Sheet (Unaudited)
                               (Borrowing $2 Million To Fund Offer)

                        December 31,   September 30,
                            1994           1995                     December 31,   September 30,
                         Historical     Historical    Adjustments       1994            1995
 Assets                   (Note A)       (Note A)       (Note B)      Pro Forma      Pro Forma

 Rental property, at   $3,077,304     $3,087,960                     $3,077,304     $3,087,960
  cost
 Less accumulated        (677,671)      (753,171)                      (677,671)      (753,171)
  depreciation         __________     __________       __________     __________     __________
                        2,399,633      2,334,789                      2,399,633      2,334,789
 Cash and cash            191,012      1,762,362     $(1,160,400)      (969,388)       601,962
  equivalents
 Prepaid expenses             745             73                            745             73
 Loan financing costs           0              0          40,000         40,000         40,000
                       __________     __________      __________     __________     __________
    Total assets       $2,591,390     $4,097,224     $(1,120,400)    $1,470,990     $2,976,824

 Liabilities
 Tenant security      $    16,808    $    21,483                     $   16,808    $    21,483
  deposits
 Accounts payable           9,696          9,150                          9,696          9,150
 Other accrued             69,250         52,200                         69,250         52,200
  expenses
 Payable to affiliates    380,368        518,818                        380,368        518,818
 Mortgage loan                  0              0      $2,000,000      2,000,000      2,000,000
                       __________     __________      __________     __________     __________
    Total Liabilities     476,122        601,651       2,000,000      2,476,122      2,601,651

 General Partner         (117,392)        45,926               0       (117,392)        45,926
  (deficit)
 Limited Partners       2,232,660      3,449,647      (3,120,400)      (887,740)       329,247
                       __________     __________      __________     __________     __________

    Total Capital and  $2,591,390     $4,097,224     $(1,120,400)    $1,470,990     $2,976,824
  Liabilities

The foregoing unaudited Pro Forma Balance Sheet gives effect to certain assumptions, including purchase by the Partnership of 3,763 Interests at $800 per Interest pursuant to the Offer. The Pro Forma Balance Sheet gives effect to the transaction as if it had occurred on December 31, 1994, and September 30, 1995, respectively. The pro forma information should be read in conjunction with the historical financial information for the Partnership, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the Offer occurred as of December 31, 1994, or September
30, 1995. The December 31, 1994, pro forma amounts do not reflect the Partnership's 1995 receipt of $1,486,900 as a result of settling a pending lawsuit.

See notes to Pro Forma Financial Statements.

                           Decade's Monthly Income & Appreciation Fund
                             Condensed Pro Forma Statement of Income
                                   (No Borrowing to Fund Offer)

The following unaudited condensed Pro Forma Statement of Income and other financial information for the year ended December 31, 1994, and nine months ended September 30, 1995, gives effect to certain assumptions, including the purchase by the Partnership of 1,313 Interests at $800 per Interest pursuant to the Offer. The unaudited Pro Forma Statement of Operations gives effect to this transaction as if it had occurred on January 1, 1994, or January 1, 1995, as the case may be.

The pro forma information should be read in conjunction with the historical financial information for the Partnership, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the Offer occurred as of January 1, 1994, or January 1, 1995, as the case may be.

                                         Nine Months
                                            Ended                                   Nine Months
                         December 31,   September 30,                 Year Ended       Ended
                             1994           1995                     December 31,  September 30,
                          Historical     Historical    Adjustments       1994          1995
                           (Note A)       (Note A)       (Note C)     Pro Forma      Pro Forma

 Rental and service     $  511,649       $330,776     $               $ 511,649     $  330,776
  income
 Operating expenses       (295,247)      (216,568)                     (295,247)      (216,568)
                        __________     __________                    __________     __________
    Net Operating          216,402       $114,208                       216,402     $  114,208
     Income
 Other income and
  (expenses)
 Litigation settlement                  1,387,641                                    1,387,641
 Depreciation             (101,514)       (75,500)                     (101,514)       (75,500)
 Other expenses           (453,511)      (189,061)                     (453,511)      (189,061)
 Interest income             9,949         60,272                         9,949         60,272
                        __________     __________                    __________     __________
 Net income (loss)        (328,674)     1,297,560                      (328,674)     1,297,560
  before interest
 Interest expense          (21,850)       (16,386)                      (21,850)       (16,386)
                        __________     __________                    __________     __________

     Net Income (Loss)   $ (350,524)    $1,281,174                   $ (350,424)    $1,281,174

                                      Earnings Per Interest
 Net Income (Loss)
  attributable to
  limited partners
  (95%)                     $(332,998)     $1,217,115  $     0         $(332,998)     $1,217,115
 Net Income (Loss) per         (70.09)         256.17                     (96.85)         354.00
  Interest
 Interests Outstanding        4,751.16       4,751.16       (1,313)     3,438.16        3,438.16

                                Ratio of Earnings to Fixed Charges

 Earnings (loss) before     $(328,674)     $1,297,560                  $(328,674)     $1,297,560
  interest expense
 Fixed Charges                  21,850         16,386                      21,850         16,386
 Ratio                          N/A             79.19                    N/A               79.19

The above ratio (fixed charge ratio) compares earnings before interest expense to interest expense. It indicates how many times interest charges have been earned by the Partnership.

See Notes to Pro Forma Financial Statements.

                         Decade's Monthly Income & Appreciation Fund
                          Condensed Pro Forma Statement of Income
                                  (Borrowing $2 million)

The following unaudited condensed Pro Forma Statement of Income and other financial information for the year ended December 31, 1994, and nine months ended September 30, 1995, gives effect to certain assumptions, including the purchase by the Partnership of 3,763 Interests at $800 per Interest pursuant to the Offer. The unaudited Pro Forma Statement of Operations gives effect to this transaction as if it has occurred on January 1, 1994, or January 1, 1995, as the case may be.

The pro forma information should be read in conjunction with the historical financial information for the Partnership, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the Offer occurred as of January 1, 1994, or January 1, 1995, as the case may be.

                               Nine Months
                                  Ended                                                 Nine Months
                December 31,  September 30,  December 31,  September 30,   Year Ended      Ended
                    1994           1995          1994           1995      December 31,   September
                 Historical     Historical    Adjustments   Adjustments       1994        30, 1995
                  (Note A)       (Note A)      (Note C)       (Note C)     Pro Forma     Pro Forma

Rental and      $  511,649     $  330,776    $         0 $         0       $ 511,649    $  330,776
 service income
Operating         (295,247)      (216,568)                                  (295,247)     (216,568)
 expenses        _________      _________      _________     _________     _________     _________
   Net Operating   216,402        114,208                                    216,402       114,208
    Income
Other income and
 (expenses)
Litigation                      1,387,641                                                1,387,641
 settlement
Depreciation      (101,514)       (75,500)                                  (101,514)      (75,500)
Other expenses    (453,511)      (189,061)                                  (453,511)     (189,061)
Interest income      9,949         60,272              0             0         9,949        60,272
                 __________     __________     __________    __________    __________    __________
Net income        (328,674)     1,297,560              0             0      (328,674)    1,297,560
 (loss) before
 interest
 expense


Interest expense   (21,850)       (16,386)      (170,000)     (127,500)     (191,850)     (143,886)
                 __________     __________     __________    __________    __________    __________
   Net Income    $(350,524)    $1,281,174    $  (170,000)  $  (127,500)    $(520,524)   $1,153,674
       (Loss)

                                Earnings Per Interest
Net Income
 (Loss)
 attributable to
 limited
 partners (95%)   $(332,998)    $1,217,175      $  (161,500) $  (121,500)   $(494,498)    $1,095,990
Net Income
 (Loss) per
 Interest            (70.09)        256.17                                    (500.42)      1,109.12
Interests
 Outstanding          4,751.16       4,751.16          (3,763)      (3,763)      988.16         988.16

                         Ratio of Earnings to Fixed Charges

Earnings (loss)    $(328,674)      $1,297,560                                 $(328,674)    $1,297,560
 before interest
 expense
Fixed Charges          21,850          16,386                                   191,850        143,886
Ratio                 N/A               79.19                                      N/A            9.02

The above ratio (fixed charge ratio) compares earnings before interest expense to interest expense. It indicates how many times interest charges have been earned by the Partnership.

See Notes to Pro Forma Financial Statements.

                Pro Forma Book Value of Limited Partner Interests (Unaudited)
                           (No Borrowing To Fund Repurchase Offer)
                          December 31, 1994, and September 30, 1995

                     December 31,    September
                         1994        30, 1995                     December 31,   September 30,
                      Historical    Historical      Adjustments      1994            1995
                       (Note A)      (Note A)        (Note D)      Pro Forma      Pro Forma

Book value            $2,232,660    $ 3,449,647    $(1,160,400)    $1,072,260     $2,289,247
Number of limited          4,751.16       4,751.16      (1,313.00)      3,438.16       3,438.16
 partner Interests
Book value per            $  469.92     $   726.06   $     883.78     $   311.87      $  665.83
 limited partner
 Interest

The foregoing unaudited pro forma financial information gives effect to certain assumptions, including purchase by the Partnership of 1,313 Interests at $800 per Interest pursuant to the Offer. The unaudited Pro Forma Book Value of Limited Partner Interests is derived from the unaudited Pro Forma Balance Sheet which gives effect to the transaction as if it had occurred on December 31, 1994, and September 30, 1995, respectively. The Pro Forma Information should be read in conjunction with the historical financial information of the Partnership, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the Offer occurred as of December 31, 1994, and September 30, 1995, respectively. The December 31, 1994, pro forma amounts do not reflect the Partnership's 1995 receipt of $1,486,900 as a result of settling a pending lawsuit.

See Notes to Pro Forma Financial Statements.

                           Decade's Monthly Income & Appreciation Fund

                 Pro Forma Book Value of Limited Partner Interests (Unaudited)
                        (Borrowing $2 Million To Fund Repurchase Offer)
                            December 31, 1994 and September 30, 1995

                        December     September
                        31, 1994      30, 1995                   December      September
                       Historical    Historical   Adjustments    31, 1994      30, 1995
                        (Note A)      (Note A)     (Note D)     Pro Forma      Pro Forma
Book value             $2,232,660    $3,449,647  $(3,120,400)    $(887,740)   $  329,247

Number of limited           4,751.16      4,751.16    (3,763.00)       988.16       988.16
 partner Interests

Book value per            $   469.92     $  726.06    $  829.23    $  (898.38)  $   333.19
 limited partner
 Interest

The foregoing unaudited pro forma financial information gives effect to certain assumptions, including purchase by the Partnership of 3,763 Interests at $800 per Interest pursuant to the Offer. The unaudited Pro Forma Book Value of Limited Partner Interests is derived from the unaudited Pro Forma Balance Sheet which gives effect to the transaction as if it had occurred on December 31, 1994 and September 30, 1995, respectively. The pro forma information should be read in conjunction with the historical financial information of the Partnership, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the Offer occurred as of December
31, 1994 and September 30, 1995, respectively. The December 31, 1994 pro forma amounts do not reflect the Partnership's 1995 receipt of $1,486,900 as a result of settling a pending lawsuit.

See Notes to Pro Forma Financial Statements.
                 Notes to Pro Forma Financial Statements
                December 31, 1994 and September 30, 1995

     The following notes describe the assumptions underlying the Pro Forma Financial Statements. The Pro Forma Financial Statements have been prepared to provide Limited Partners with information about the continuing impact of the Partnership's Offer by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. The actual results which would have been achieved during the pro forma periods had the transactions occurred on the assumed date may have varied from the Pro Forma Financial Statements, and the variations may have been material.

     Two alternative assumptions are presented for each Pro Forma Financial Statement as of each balance sheet date and the period ended as of such date. One alternative assumes that 1,313 Interests are purchased by the Partnership using cash reserves existing as of September 30, 1995, and no funds are borrowed to finance the Offer. The other alternative assumes that the Partnership borrows $2 million at 8.75% per annum, incurs financing costs of 2% of the borrowings ($40,000), and repurchases a total of 3,763 Interests. The actual amount of future borrowing will depend upon how many Interests are tendered by Limited Partners to the Partnership, and the loan interest rate, term, amortization period, and costs incurred to obtain financing. The actual amount of future borrowing will also impact how may Interests the Partnership will actually purchase. Payment of an estimated $110,000 of expenses in connection with the Offer are reflected for each alternative.

     A. The historical Balance Sheet, Income Statement, and book value figures are based on the audited financial statements as of and for the year ended at December 31, 1994, and the unaudited financial statements as of and for the nine months ended September 30, 1995.

     B. Adjustments to the Pro Forma Balance Sheet give effect to certain assumptions, including purchase by the Partnership of 1,313 Interests at $800 per Interest pursuant to the Offer if no funds are borrowed, or the purchase by the Partnership of 3,763 Interests at $800 per Interest if $2 million is borrowed. Under these assumptions the aggregate redemption would amount to $1,050,400 and $3,010,400, respectively. The Pro Forma Balance Sheet gives effect to the transaction as if it had occurred on the balance sheet date. However, both alternative transactions as of December 31, 1994, result in a cash deficit reported on the pro forma balance sheets because the proceeds from the litigation settlement were not received until March 1995.

     C. Adjustments to the condensed Pro Forma Statements of Income give effect to certain assumptions, including purchase by the Partnership of 1,313 Interests at $800 per Interest pursuant to the Offer if no funds are borrowed, or the purchase by the Partnership of 3,763 Interests at $800 per Interest if $2 million is borrowed. The unaudited Pro Forma Statements of Income give effect to this transaction as if it had occurred at the beginning of the periods presented. Interest expense has been increased to reflect the estimated cost of borrowing additional funds needed to consummate the transaction. An assumed interest rate of 8.75% per annum was used on the new mortgage loan of $2,000,000.

     D. Adjustments to the Pro Forma Book Value of Limited Partner Interests reflect the effect on the book value of the Limited
Partnership Interests of the redemption of 1,313 Interests at $800 per Interest pursuant to the Offer if no funds are borrowed, or the redemption of 3,763 Interests at $800 per Interest if $2 million is borrowed.

                          INDEPENDENT AUDITORS

     The financial statements of the Partnership as of December 31, 1994, and 1993 and for each of the fiscal years in the three-year period ended December 31, 1994, 1993, and 1992 included herein have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein.

                          AVAILABLE INFORMATION

     The Partnership has filed a Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") and Schedule 13E-4 Issuer Tender Offer Statement (the "Schedule 13E-4") with the Securities and Exchange Commission (the "Commission") with respect to the Offer. As permitted by the rules and regulations of the Commission, this Offer omits certain information contained in the Schedule 13E-3 and Schedule 13E-4. Such additional information can be inspected at and obtained from the Commission and the National Association of Securities Dealers, Inc. in the manner set forth below. For further information pertaining to the Partnership reference is made to the Schedule 13E-3, Schedule 13E-4, and the exhibits thereto. Statements contained herein concerning any such documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Schedule 13E-3 and Schedule 13E-4. Each such statement is qualified in its entirety by such reference.

     The Partnership is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the Commission. The Limited Partnership Interests of the Partnership are not traded or listed.
Schedule 13E-3 and Schedule 13E-4 and the respective exhibits thereto, as well as reports, proxy statements and other information filed by the Partnership can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: Chicago Regional Office, Northwestern Atrium Center, Suite 1400, S.W. West Madison Street, Chicago, Illinois 60611; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information may also be inspected at the office of the National Association of Securities Dealers, Inc.,
1735 K Street, N.W., Washington, D.C. 20006.

                      INDEX TO FINANCIAL STATEMENTS


                      INDEX TO FINANCIAL STATEMENTS

                                                                    Page

Unaudited Condensed Balance Sheet as of September 30, 1995  . . . .  F-1
Unaudited Condensed Statements of Operations for the
  Nine Months Ended as of September 30, 1995 and 1994   . . . . . .  F-2
Unaudited Condensed Statements of Cash Flows for the
  Nine Months Ended as of September 30, 1995 and 1994   . . . . . .  F-3
Notes to Unaudited Quarterly Financial Statements . . . . . . . . .  F-4
Report of Independent Auditors  . . . . . . . . . . . . . . . . . .  F-5
Balance Sheets as of December 31, 1994 and 1993 . . . . . . . . . .  F-6
Statements of Operations for the Years Ended December 31, 1994,
   1993 and 1992  . . . . . . . . . . . . . . . . . . . . . . . . .  F-7

Statements of Changes in Partners' Capital for the Years Ended
   December 31, 1994, 1993 and 1992 . . . . . . . . . . . . . . . .  F-8

Statements of Cash Flows for the Years Ended December 31, 1994,
   1993, and 1992 . . . . . . . . . . . . . . . . . . . . . . . . .  F-9
Notes to Financial Statements December 31, 1994 . . . . . . . . . . F-10

                   CONDENSED BALANCE SHEET (UNAUDITED)

                           September 30, 1995


ASSETS

CURRENT ASSETS:
Cash and cash equivalents               $ 1,762,362
Prepaid expenses and other assets                73

INVESTMENT PROPERTY, AT COST:             3,087,960
Less: accumulated depreciation             (753,171)
                                          2,334,789

          Total Assets                  $ 4,097,224

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:
Tenant security deposits                $    21,483
Accounts payable                              9,150
Accrued property taxes                       52,200
Payables to affiliates                      518,818
     Total Liabilities                      601,651

PARTNERS' CAPITAL:
General Partner                              45,926
Limited Partners (authorized
  20,000 Interests; outstanding
  4,751.16 Interests                      3,449,647
Total Partners' Capital                   3,495,573

Total Liabilities and Partners' Capital $ 4,097,224



See Notes to Financial Statements










             CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

                 For the Nine Months Ended September 30



                                           1995           1994
Operating revenue:
Rental Income                            $  330,776    $ 397,604

Operating expenses                         (216,568)    (217,523)

Net income before depreciation and
other expenses                              114,208       180,081
Depreciation                                (75,500)     (76,900)
Net income from investment property          38,708       103,181
Other income (expenses):
Litigation settlement                     1,387,641             0
Interest income                              60,272        10,169
Interest expense                            (16,386)     (16,386)
Partnership management                     (189,061)    (541,312)
NET INCOME (LOSS)                        $1,281,174    $(444,348)

Net Income (loss) attributable to
General Partner(5%)                      $   64,059    $ (22,217)

Net Income (loss) attributable to
Limited Partners(95%)                     1,217,115     (422,131)
                                         $1,281,174    $(444,348)
Net Income (Loss) per Limited Partner
Interest(4,751.16 interests outstanding) $   256.17    $  (88.85)



See Notes to Financial Statements















          CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

             For The Nine Months Ended September 30,



                                              1995           1994

OPERATING ACTIVITIES:
CASH PROVIDED BY (USED BY) OPERATIONS       $1,482,875   $ (323,369)


INVESTING ACTIVITIES:
ADDITIONS TO PROPERTY & EQUIPMENT              (10,656)     (11,859)

FINANCING ACTIVITIES:
RECOVERY OF PRIOR YEAR RESCISSION EXPENSES      99,259              0
TENDER OFFER EXPENSES                             (128)             0
DISTRIBUTIONS PAID TO LIMITED PARTNERS               0       (178,168)
DISTRIBUTIONS PAID TO GENERAL PARTNER                0           (259)
NET CASH PROVIDED (USED) IN FINANCING
ACTIVITIES                                      99,131       (178,427)

INCREASE (DECREASE) IN CASH & CASH
 EQUIVALENTS                                 1,571,350       (513,655)

CASH AND CASH EQUIVALENTS AT THE BEGINNING
 OF PERIOD                                     191,012        631,319

CASH AND CASH EQUIVALENTS
 AT THE END OF PERIOD                       $1,762,362     $  117,664


SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

     INTEREST PAID                          $        0     $        0
     INCOME TAXES PAID                      $        0     $        0









See Notes to Financial Statements

Note A--Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ended December 31, 1995. For further information, refer to the financial statements and footnotes thereto included in the Partnership's annual report on Form 10-K for the year ended December 31, 1994.

                  Report of Independent Auditors

The Partners
Decade's Monthly Income and Appreciation
     Fund    A Limited Partnership

We have audited the accompanying balance sheets of Decade's
Monthly Income and Appreciation Fund   A Limited Partnership (the
Partnership) as of December 31, 1994 and 1993, and the related statements of operations, changes in Partners' capital and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



                                                ERNST & YOUNG LLP

January 27, 1995, except for
   Note 6, as to which the date
   is March 2, 1995

         Decade's Monthly Income and Appreciation Fund
                      A Limited Partnership

                          Balance Sheets

                                             December 31
                                       1994           1993

Assets
Cash and cash equivalents              $191,012       $631,319
Prepaid expenses and other                  745            621
assets
Investment property, at cost:
Land                                    284,250        284,250
Buildings and improvements            2,592,674      2,592,674

Equipment                               200,380        182,067
                                      3,077,304      3,058,991
Less accumulated depreciation          (677,671)      (576,157)
                                      2,399,633      2,482,834
                                     $2,591,390     $3,114,774


Liabilities and Partners
capital
Liabilities:
Tenant security deposits                $16,808        $19,571
Accounts payable                          9,696         14,423

Other accrued expenses                   69,250         71,751
Distributions payable                                   59,389
Payable to affiliates                   380,368        362,409
                                        476,122        527,543
Partners' capital:

General Partner (deficit)              (117,392)       (99,607)
Limited Partners (interests           2,232,660      2,686,838
authorized 20,000; interests
outstanding 4,751.16 in 1994 and
1993)
                                      2,115,268      2,587,231
                                     $2,591,390     $3,114,774

         Decade's Monthly Income and Appreciation Fund
                      A Limited Partnership

                     Statements of Operations

                                    Year ended December 31
                                   1994      1993        1992
 Operating revenues associated
 with investment property:

 Rentals                      $ 496,351     $505,918   $496,653
 Other                           15,298       16,705     18,288
                                511,649      522,623    514,941
 Operating expenses
 associated with investment
 property:
 Operating                      202,468      179,806    158,229

 Administrative                  23,529       21,954     28,286
 Depreciation                   101,514      122,085    118,826
 Real estate taxes               69,250       71,751     73,168
                                396,761      395,596    378,509
 Income from investment         114,888      127,027    136,432
 property operations


 Other Partnership income
 (expense):
 Interest income                  9,949       21,085     18,522
 Fees and interest to           (21,850)     (21,850)   (22,376)
 affiliates
 Amortization of                                (533)    (2,913)
 organization expenses

 Administrative expenses       (453,511)    (161,232)   (88,121)
                               (465,412)    (162,530)   (94,888)
 Net income (loss)            $(350,524)   $ (35,503)  $ 41,544
 Net income (loss)
 attributable to General
 Partner                     $  (17,526)   $  (1,775)  $  2,077
 Net income (loss)
 attributable to Limited       (332,998)     (33,728)    39,467
 Partners

                              $(350,524)   $ (35,503)  $ 41,544

 Net income (loss) per          $(70.09)      $(7.10)     $8.31
 Limited Partnership
 interest

         Decade's Monthly Income and Appreciation Fund
                      A Limited Partnership

            Statements of Changes in Partners' Capital
                                General
                   Limited     Partner's     Limited
                 Partnership    Capital     Partner's
                  Interests    (Deficit)     Capital     Total
 Balances at        4,751.16  $(95,721)    $2,918,656  $2,822,935
 January 1,
 1992

 Net income for         -        2,077         39,467      41,544
 the year
 Balances at        4,751.16   (93,644)     2,958,123   2,864,479
 December 31,
 1992

 Distributions          -       (4,188)      (237,557)   (241,745)
 to Partners
 Net loss for           -       (1,775)       (33,728)    (35,503)
 the year

 Balances at        4,751.16   (99,607)     2,686,838   2,587,231
 December 31,
 1993

 Distributions          -         (259)      (118,780)   (119,039)
 to Partners
 Tender offer           -                      (2,400)     (2,400)
 expense

 Net loss for           -      (17,526)      (332,998)   (350,524)
 the year
 Balances at        4,751.16 $(117,392)    $2,232,660  $2,115,268
 December 31,
 1994







( ) denotes deficit or deduction.

         Decade's Monthly Income and Appreciation Fund
                      A Limited Partnership

                     Statements of Cash Flows

                                     Year ended December 31

                                   1994        1993       1992
 Operating activities
 Net income (loss)             $(350,524)  $(35,503) $ 41,544

 Adjustments to reconcile net
 income (loss) to net cash
 provided by (used in)
 operating activities:
 Depreciation                    101,514    122,085   118,826

 Amortization of organization                   533     2,913
 expenses

 Changes in operating assets
 and liabilities:
 Prepaid expenses and other         (124)      (119)      766
 assets

 Tenant security deposits         (2,763)      (716)    1,511
 Accounts payable                 (4,727)     2,269     1,934

 Other accrued expenses           (2,501)    (1,417)    3,132


 Payable to affiliates            17,959     14,921   (12,679)
 Net cash provided by (used     (241,166)   102,053   157,947
 in) operating activities


 Investing activity

 Additions to investment         (18,313)   (13,138)  (13,815)
 property


 Financing activities

 Distributions paid to Limited  (178,169)  (178,168)
 Partners
 Distributions paid to General      (259)    (4,188)
 Partner

Payment of tender offer          (2,400)
 expense

 Net cash used in financing     (180,828)  (182,356)
 activities


 Increase (decrease) in cash    (440,307)   (93,441)  144,132
 and cash equivalents

 Cash and cash equivalents at    631,319    724,760   580,628
 beginning of year
 Cash and cash equivalents at  $ 191,012   $631,319  $724,760
 end of year

         Decade's Monthly Income and Appreciation Fund
                      A Limited Partnership

                  Notes to Financial Statements

                        December 31, 1994

1. Organization and Basis of Accounting

Organization

Decade's Monthly Income and Appreciation Fund   A Limited
Partnership (the Partnership) was organized as a limited partnership under the laws of the State of Wisconsin pursuant to a Certificate and an Agreement of Limited Partnership (Agreement), as amended on August 11, 1987, for the purpose of investing in residential and commercial real property and making equity-participating loans on existing income-producing properties. The Agreement of Limited Partnership authorized the issuance of interests through a public offering. The minimum and maximum number of interests to be sold were 1,175 and 20,000, respectively, for a total Limited Partner investment of $1,175,000 and $20,000,000, respectively. At the option of the General Partner, the maximum number of interests to be sold could have been increased to 30,000, aggregating Limited Partnership interests of $30,000,000. The Partnership is to be dissolved on or before December 31, 2005. The Partnership began operations on May 25, 1988.

The Partnership consists of a General Partner, Decade Companies
A General Partnership, of which Jeffrey Keierleber and Decade 80,
Inc., are the general partners, and 613 Limited Partners at December 31, 1994.

Basis of Accounting

The Partnership records are maintained on the modified cash basis of accounting. The accompanying financial statements have been prepared from such records adjusted to the accrual basis of accounting including adjustments for differences in depreciation methods. Certain accrual and tax basis amounts are summarized as follows:

                1994            1993             1992

                Accrual    Tax   Accrual   Tax    Accrual   Tax
                 Basis    Basis   Basis   Basis    Basis   Basis

                                 (In Thousands)
 Total assets    $2,591  $3,287   $3,115  $3,814   $3,318 $4,003

 Partners'
 capital
 (deficit):
 General           (117)    (17)    (100)             (94)     5
 Partner

 Limited          2,233   3,208    2,687   3,708    2,958  3,893
 Partners

 Net income
 (loss):
 General            (17)    (17)      (2)               2
 Partner

 Limited           (333)   (322)     (34)     (6)      39     38
 Partners

         Decade's Monthly Income and Appreciation Fund
                      A Limited Partnership

            Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Such investments are carried at cost which approximates market value.

Depreciation

Depreciation is computed by the straight-line method using estimated useful lives of 30 years for the buildings and improvements and 5 years for related equipment.

For federal income tax purposes, the Partnership has adopted various accelerated methods which provide for depreciation of buildings and improvements over 27.5 years and related equipment over 7 years.

Fees to Affiliates

Organization expenses, acquisition fees, mortgage placement and mortgage brokerage fees, property management fees and partnership management fees are payable to the General Partner or affiliates of the General Partner. These fees are charged to expense as follows:

Organization Expenses

Expenses of organizing the Partnership were amortized over five years. The expenses were fully amortized as of December 31, 1993.

Acquisition Fees

Acquisition fees designated for selection, negotiation and purchase of Partnership property have been capitalized as investment property and allocated to land, buildings and improvements and equipment based on appraised values. The portions allocated to buildings and improvements and equipment have been depreciated over the respective lives of the buildings and improvements and equipment.

         Decade's Monthly Income and Appreciation Fund
                      A Limited Partnership

            Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Mortgage Placement and Mortgage Brokerage Fee

Fees for services rendered in locating potential borrowers and investigating their credit worthiness for placement of mortgage loans are payable by the Partnership to the extent not paid by the mortgagor. Any fees paid by the Partnership will be charged to expense over the terms of the mortgage loans.

Property Management Fees

Fees for property management and rental services are being charged to expense over the period property management services are being performed.

Partnership Management Fees

Fees for partnership management services are being charged to expense over the period the partnership management services are being performed.

Expenses of Offering

Sales commissions, underwriting fees and reimbursed syndication costs paid to the General Partner or affiliates of the General
Partner have been recorded as a charge to Limited Partners' capital.

Rescission Offering Expenses

The Partnership filed with the Securities and Exchange Commission an offer to repurchase certain outstanding Limited Partner interests (the Rescission Offer ). The General Partner has committed to reimburse the Partnership for legal and accounting fees, registration and filing fees and printing and mailing costs associated with the Rescission Offer which the Partnership is unable to recover from other sources. Expenses incurred relating to the Rescission Offer have been charged to General Partner's capital pending resolution of the civil action described in Note 6.

         Decade's Monthly Income and Appreciation Fund
                      A Limited Partnership

            Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Reimbursed Expenses

The Partnership reimburses the General Partner and affiliates of the General Partner for the actual cost of goods and services used by or for the Partnership in the course of performing the general functions of the Partnership. These general functions include accounting, investor communications, investor documentation, legal services, tax services, computer services, risk management and any other related operational and administrative expenses necessary for the prudent organization and operation of the Partnership.

Reimbursed expenses paid by the General Partner or affiliates of the General Partner on behalf of the Partnership were as follows:
Decade Companies ($65,468 1994, $72,857 1993 and $24,507 1992)
and Decade Properties, Inc. ($88,085 1994, $79,697 1993 and
$73,452 1992).

Allocations and Distributions

Pursuant to the Agreement, net income and losses from operations (exclusive of those from the sale or other disposition of Partnership properties) are to be allocated as follows: 1) until the expiration of 36 months following commencement of operations (May 25, 1988), 99% to the Limited Partners and 1% to the General Partner; thereafter 2) 95% to the Limited Partners and 5% to the General Partner. If the General Partner contributes in excess of 5% of the Partnership's capital, then, following the expiration of 36 months following commencement of operations, the General Partner's interest in net income and losses from operations is to be equal to the percentage contributed.

Any gains from the sale or other disposition of Partnership properties are to be allocated to each Partner in amounts equal to the cash distributed to each Partner in connection with the sale or other disposition of Partnership properties (other than cash distributed as a tax-free return of capital). Losses from the sale or other disposition of Partnership properties are to be allocated 99% to the Limited Partners and 1% to the General Partner. If the General Partner contributes in excess of 1% of the Partnership's capital, then the General Partner is to be allocated losses equal to the percentage contributed.

Until the expiration of 36 months following the commencement of operations (May 25, 1988), cash available for distribution, as defined in the Agreement, will be distributed 100% to the Limited Partners in an amount at least equal to the Limited Partners guaranteed front-end return. Thereafter, cash available for distribution is to be distributed 95% to the Limited Partners and 5% to the General Partner. If the General Partner makes supplemental cash contributions in excess of 5% of the Partnership's capital, then the amount distributed to the General Partner is to be increased to be equal to the percentage contributed. Notwithstanding the foregoing, the sum of any cash available for distribution and any partnership management fee paid to the General Partner for a fiscal year will not exceed 10% of the distributions of cash available for distribution. Except upon liquidation of the Partnership, net sale proceeds of Partnership properties are to be distributed as follows: 1) to the Limited Partners until their capital investments are reduced to zero plus an amount equal to their cumulative Limited Partner Residual Priority (an amount equal to 6% per annum, cumulative but not compounded of the Limited Partners' capital investments minus any prior distributions of cash available for distribution or sale proceeds to the extent that prior distributions of sale proceeds exceed their original capital investments) compounded;
2) to the General Partner, an amount equal to the General Partner Residual Priority (an amount equal to the greater of its capital contribution or 1% of net sale proceeds plus a real estate brokerage commission equal to 3% of the gross proceeds from sales of Partnership properties actually sold by General Partner); 3) 90% of the remaining net sale proceeds to the Limited Partners and 10% to the General Partner. The total sales proceeds paid to the General Partner shall not exceed the General Partner Residual Limit (15% of distributions of sales proceeds remaining after payment to the Limited Partners of 100% of their capital investments plus the Limited Partner Residual Priority). Upon dissolution of the Partnership, the General Partner shall liquidate the assets of the Partnership, apply and distribute the proceeds thereof, first to the payment of obligations of the Partnership and the expenses of liquidation, then to establishing reserves for contingencies which the General Partner may consider necessary, then to the Partners in accordance with their capital accounts.

Net Income (Loss) Per Limited Partnership Interest

Net income (loss) per Limited Partnership interest is based on 95% of net income (loss) as allocated to the Limited Partners divided by the weighted average number of interests outstanding.

                      Decade's Monthly Income and Appreciation Fund
                                   A Limited Partnership

                         Notes to Financial Statements (continued)

3. Investment Property

Investment property consists of the following at December 31, 1994:

                                                                     Costs Capitalized
                                                                       Subsequent to
                              Initial Cost to Partnership               Acquisition

                              Buildings and                       Building and
     Description       Land   Improvements   Equipment    Total   Improvements  Equipment

                                                (In Thousands)
      Meadows 1
     Apartments,
 Madison, Wisconsin    $284      $2,587        $125      $2,996       $  6         $75


                                   Gross Amount at Which Carried
                              Buildings and                       Accumulated
     Description       Land   Improvements   Equipment    Total   Depreciation

                                           (In Thousands)
      Meadows 1
     Apartments,
 Madison, Wisconsin    $284      $2,593        $200      $3,077       $678

      The Meadows I Apartments were constructed in 1976 and acquired by the Partnership on January 17, 1989. The General Partner earned an acquisition fee from the Partnership of $242,237 related to the purchase of the investment property which was capitalized as part of the initial cost of the investment property. The acquisition fee has not been paid as of December 31, 1994.

A reconciliation of the cost and accumulated depreciation of the investment property at December 31 follows:

                                1994       1993       1992

                                      (In Thousands)
 Cost
 Balance at beginning of      $3,059     $3,046     $3,032
 year

 Additions to investment          18         13         14
 property
 Balance at end of year       $3,077     $3,059     $3,046



 Accumulated depreciation
 Balance at beginning of     $   576    $   454    $   335
 year

 Provision for year              102        122        119
 Balance at end of year       $  678     $  576     $  454

There were no encumbrances on the investment property at December 31, 1994. The aggregate cost of investment property for federal income tax purposes is $2,835,067 because the acquisition fee payable to the General Partner is capitalizable for financial

         Decade's Monthly Income and Appreciation Fund
                      A Limited Partnership

            Notes to Financial Statements (continued)

3. Investment Property (continued)

reporting purposes only. The accumulated depreciation for federal income tax purposes was $661,238, $553,032 and $446,641 at December 31, 1994, 1993 and 1992, respectively.

4. Income Taxes

The Partnership has received an opinion from legal counsel that it will be classified as a partnership for federal income tax purposes. Therefore, Partnership losses or income and taxes attributable thereto will be the responsibility of the various Partners and no provision for income taxes has been made in the Partnership's financial statements.

Differences between net income (loss) as reported herein and net income (loss) reported for federal income tax purposes arise from timing differences related to start-up expenses, interest expense on fees to affiliates and depreciation. The following is a reconciliation of reported net income (loss) and net income
(loss) reported for federal income tax purposes:

                                       Year ended December 31
                                   1994         1993       1992
Net income (loss) as reported    $(350,524)  $(35,503)  $41,544

Add (deduct):

Depreciation                        (6,693)    15,695     9,940

Start-up expense amortization                  (1,519)    (8,300)

Accrual basis adjustments           18,096     14,766     (5,186)


Net income (loss) reported for
federal income tax purposes       $(339,121)  $(6,561)   $37,998

5. Transactions with Related Parties

Decade Companies and its general partner are general partners for other limited partnerships which have invested in real estate. The Partnership also shares certain management and accounting employees and other expenses with entities that are controlled by Decade Companies and its general partner. In addition to the
reimbursement of expenses discussed in Note 2, the Partnership has executed certain contracts providing for the following fees payable to the General Partner or to affiliates of the General
Partner:

         Decade's Monthly Income and Appreciation Fund
                      A Limited Partnership

            Notes to Financial Statements (continued)

5. Transactions with Related Parties (continued)

Decade Companies

Decade Companies earned the following amounts from the
Partnership: interest on acquisition fees ($21,850 1994, $21,850 1993 and $21,850 1992), partnership management fees ($257 1994, $4,188 1993 and $20,459 1992) and interest on partnership management fees ($526 1992). Acquisition fees of $242,237 are payable to Decade Companies at December 31, 1994. Such fees were capitalized into the cost of the rental property. Accrued interest on acquisition fees of $131,100 is unpaid at December 31, 1994. In addition, expense reimbursements of $2,333 are payable at December 31, 1994.

Decade Properties, Inc.

Decade Properties, Inc. earned property management fees from the Partnership ($25,691 1994, $26,176 1993 and $25,620 1992). In
addition, expense reimbursements of $5,092 are payable at December 31, 1994.

The acquisition fee payable and other deferred payments to affiliates bear interest at the minimum rate required under the Internal Revenue Code (the Code) to avoid imputed interest under the Code and are payable only from sales proceeds, Partnership operations, or cash reserves.

Charges by affiliated parties in 1995 are estimated by management to approximate $27,000 for property management fees. Interest charges on payables to affiliates in 1995 are expected to approximate 1994 amounts.

6. Litigation

On July 11, 1989, due to federal and state securities registration problems, the Partnership suspended all offers and sales of limited partnership interests. The General Partner believed there was a valid claim against the law firm that was advising the Partnership on making the appropriate federal and state filings. Accordingly, the Partnership and certain affiliates commenced a civil action against the law firm and its insurance carrier.

On August 20, 1994, the Partnership and certain affiliates agreed to settle the civil action against the law firm and its insurance carrier in exchange for $5,750,000. Accordingly, the court dismissed the civil action pursuant to the settlement agreement. As of December 31, 1994, the amount of proceeds to be allocated to the Partnership had not been determined. The final allocation and distribution of settlement proceeds to the Partnership and certain affiliates is dependent upon approval of such allocation by both the plaintiffs' and defendants' attorneys. As of January 27, 1995, management estimated the Partnership would be allocated proceeds of approximately $1,486,900, which were received on March 2, 1995.